UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 21, 2017	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk /s/ Harry M. Zen ---------------------------------------------------- By: Harry M. Zen Director of Finance

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND FOR THE THREE MONTH PERIODSTHEN ENDED
(UNAUDITED)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2017 (unaudited) and December 31, 2016 (audited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,37	33,699	29,767
Other current financial assets	2c,2e,2u,4,31,37	1,474	1,471
Trade receivables - net of provision for impairment of receivables	2g,2u,2ab,5,37
Related parties	2c,31	1,655	894
Third parties		7,393	6,469
Other receivables - net of provision for impairment of receivables	2g,2u,37	507	537
Inventories - net of provision forobsolescence	2h,6	613	584
Advances and prepaid expenses	2c,2i,2m,7,31	5,668	5,246
Claim for tax refund	2t,26	684	592
Prepaid taxes	2t,26	2,531	2,138
Assets held for sale	2j,9	29	3
Total Current Assets		54,253	47,701
NON-CURRENT ASSETS
Long-term investments	2f,8	1,865	1,847
Property and equipment - net ofaccumulated depreciation	2l,2m,2aa,9,34	115,621	114,498
Prepaid pension benefit cost	2s,29	104	199
Advances and other non-currentassets	2c,2g,2i,2n,2u,10,31,37	11,987	11,508
Intangible assets - net of accumulated amortization	2d,2k,2n,2aa,11	3,038	3,089
Deferred tax assets - net	2t,26	722	769
Total Non-current Assets		133,337	131,910
TOTAL ASSETS		187,590	179,611
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,37
Related parties	2c,31	1,491	1,547
Third parties		10,907	11,971
Other payables	2u,37	197	172
Taxes payable	2t,26	4,315	2,954
Accrued expenses	2c,2u,13,31,37	12,567	11,283
Unearned income	2r,14	5,077	5,563
Advances from customers and suppliers	2c,31	669	840
Short-term bank loans	2c,2m,2p,2u,15a,31,37	914	911
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,37	4,550	4,521
Total Current Liabilities		40,687	39,762
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	780	745
Unearned income	2r,14	484	425
Other liabilities		7	29
Long service award provisions	2s,30	614	613
Pension benefits and other post-employment benefits obligations	2s,29	6,242	6,126
Long-term borrowings - net of current maturities	2c,2m,2p,2u,16,31,37	26,319	26,367
Total Non-current Liabilities		34,446	34,305
TOTAL LIABILITIES		75,133	74,067
EQUITY
Capital stock	1c,18	5,040	5,040
Additional paid-in capital	2v,19	4,931	4,931
Treasury stock	2v,20	(2,541)	(2,541)
Other equity	2f,2u,21	344	339
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		67,966	61,278
Net equity attributable to:
Owners of the Parent Company		91,077	84,384
Non-controlling interests	2b,17	21,380	21,160
TOTAL EQUITY		112,457	105,544
TOTAL LIABILITIES AND EQUITY		187,590	179,611

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Three Month Periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
REVENUES	2c,2r,22,31	31,022	27,542
Operation, maintenance and telecommunication service expenses	2c,2r,24,31	(8,298)	(7,651)
Depreciation and amortization expenses	2k,2l,2m,9,11	(4,773)	(4,405)
Personnel expenses	2c,2r,2s,23,31	(2,977)	(2,999)
Interconnection expenses	2c,2r,31	(727)	(784)
General and administrative expenses	2c,2r,25,31	(1,226)	(701)
Marketing expenses	2r	(985)	(752)
Loss on foreign exchange - net	2q	(50)	(114)
Other income	2l,2r,9c	500	294
Other expenses	2r,9c	5	(858)
OPERATING PROFIT		12,491	9,572
Finance income	2c,31	432	499
Finance costs	2c,2p,2r,31	(616)	(770)
Share of profit (loss) of associated companies	2f,8	17	15
PROFIT BEFORE INCOME TAX		12,324	9,316
INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(2,991)	(2,607)
Deferred		43	184
		(2,948)	2,423
PROFIT FOR THE YEAR		9,376	6,893
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2f,2q,21	(10)	(70)
Change in fair value of available-for-sale financial assets	2u,21	15	2
Share of other comprehensive income of associated companies	2f,8	-	-
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net of tax	2s,29	-	-
Other comprehensive income - net		5	(68)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		9,381	6,825
Profit for the year attributable to:
Owners of the parent company		6,688	4,587
Non-controlling interests	2b,17	2,688	2,306
		9,376	6,893
Total comprehensive income for the year attributable to:
Owners of the parent company		6,693	4,518
Non-controlling interests	2b,17	2,688	2,307
		9,381	6,825
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)	2x,27
Net income per share		67.51	46.72
Net income per ADS (100 Series B shares per ADS)		6,751.31	4,672.20

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three month periodsEnded March 31,2017 and 2016 (unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additionalpaid-incapital	Treasury stock	Otherequity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2017		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544
Cash dividends	2w,28	-	-	-	-	-	-	-	(2,468)	(2,468)
Profit for the year	2b,17	-	-	-	-	-	6,688	6,688	2,688	9,376
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	5	-	-	5	-	5
Balance, March 31, 2017		5,040	4,931	(2,541)	344	15,337	67,966	91,077	21,380	112,457

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the three month periodsEnded March 31, 2017 and 2016 (unaudited)

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additionalpaid-incapital	Treasury stock	Otherequity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2016		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428
Capital contribution		-	-	-	-	-	-	-	63	63
Cash dividends	2w,28	-	-	-	-	-	-	-	(23)	(23)
Profit for the year	2b,17	-	-	-	-	-	4,587	4,587	2,306	6,893
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	(68)	-	-	(68)	1	(67)
Balance, March 31, 2016		5,040	2,935	(3,804)	440	15,337	59,707	79,655	20,639	100,294

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the three month periodsEnded March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		25,603	24,761
Other operators		2,802	1,829
Total cash receiptsfrom customers and other operators		28,405	26,590
Interest income received		400	472
Cash payments for expenses		(10,543)	(8,639)
Cash payments to employees		(2,571)	(2,344)
Payments for corporate and final income taxes		(1,885)	(1,318)
Payments for interest costs		(824)	(810)
Payments for value added taxes - net		35	(454)
Other cashreceipts (payment) - net		53	(354)
Net cash provided by operating activities		13,070	13,143
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	9	333	104
Proceeds from insurance claims	9	79	12
Proceeds from (placement in) time deposits and available-for-sale financial assets - net		32	50
Purchase of property and equipment	9,39	(6,527)	(5,827)
Purchase of intangible assets	11,39	(276)	(169)
(Increase)decrease in advances for purchases of property and equipment		(111)	271
Increase in other assets		(69)	(20)
Additional contribution onlong-term investments	8	(1)	(3)
Net cash used in investing activities		(6,540)	(5,582)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	15,16	1,537	1,091
Capital contribution of non-controlling interests in subsidiaries		-	63
Cash dividends paid to non-controlling interests of subsidiaries		(2,468)	(23)
Repayments of loans and other borrowings	15,16	(1,639)	(817)
Net cash used in financing activities		(2,570)	314
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,960	7,875
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(28)	(254)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3	29,767	28,116
CASH AND CASH EQUIVALENTS AT END OF PERIOD	3	33,699	35,737

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.     GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commerciallyin 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about,among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting business activities of the Company, addition of special right of Series A Dwiwarna stockholder, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No.20 dated May 12, 2015 ofAshoya Ratam, S.H., MKn. The latestamendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its LetterNo.AHU-AH.01.03-0938775dated June 9, 2015 and MoLHR decision’s No. AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regard to achieving itsobjectives, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.    Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.    Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in thoselicenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years.The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/ latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network Access Point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit Switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 31, 2016

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.   Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No.50 of Ashoya Ratam, S.H., MKn., dated April 22, 2016, the compositionof the Company’s Boards of Commissioners and Directors as of March 31, 2017 and December 31, 2016, respectively, was as follows:

	March 31, 2017	December 31, 2016
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Pontas Tambunan	Pontas Tambunan
Independent Commissioner	Rinaldi Firmansyah	Rinaldi Firmansyah
Independent Commissioner	Margiyono Darsasumarja	Margiyono Darsasumarja
Independent Commissioner	Pamiyati Pamela Johanna	Pamiyati Pamela Johanna
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital and Strategic Portfolio*	Harry Mozarta Zen	Indra Utoyo
Director of Enterprise and Business Service**	Honesti Basyir	-
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Service	Dian Rachmawan	Dian Rachmawan

*On March 15, 2017, Indra Utoyo was appointed as Director of PT Bank Rakyat Indonesia (Persero) Tbk, Based on the Board of Directors decision No. 13/REG/III/2017 dated March 29, 2017, Harry M. Zen as Director of Finance was appointed to act as Director of Digital and Strategic Portfolio.

**On September 9, 2016, Muhammad Awaluddin was appointed as Director of PT Angkasa Pura II. Based on the Board of Directors’ decision No. 33/REG/IX/2016 dated September 13, 2016, Honesti Basyir as Director of Wholesale and International Services was appointed to act as Director of Enterprise and Business Service.

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as ofMarch 31, 2017 and December 31, 2016, were as follows:

	March 31, 2017	December 31, 2016
Chairman	Rinaldi Firmansyah	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Margiyono Darsasumarja	Margiyono Darsasumarja
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Pontas Tambunan	Pontas Tambunan
Corporate Secretary	Andi Setiawan	Andi Setiawan

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees (continued)

3.   Employees

As of March 31, 2017 and December 31, 2016, the Company and subsidiaries (“Group”) had23,492 employees and 23,876 employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders ofthe Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date.Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deedNo. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per sharewas split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares.The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratioof Depositary Receipt from 1 ADS representing200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)and delisted from the LSE, respectively.

As of December 31, 2016, all of the Company’s Series B shares are listed on the IDX and 66,000,413ADS shares are listed on the NYSE(Note 18).

OnJune 25, 2010 the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b.i).

On December 21, 2015, the Company sold the remaining shares of treasury sharesphase III (Note 20).

On June 29, 2016, the Company sold the treasury sharesphase IV (Note 20).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries

As of March 31, 2017 and December31, 2016, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	92,805	89,781
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/ May 9, 2003	1998	100	100	12,462	10,020
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	11,331	10,689
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	7,831	7,147
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of Telecommunication/ November 26, 2012	2013	100	100	4,901	5,098
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99,99	99,99	4,411	4,333
PT PINS Indonesia (“PINS”) Jakarta, Indonesia	Telecommunication construction and services/ August 15,2002	1995	100	100	3,190	3,146
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”),Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	1,227	1,015
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	Telecomunication- provides satellite communication system, services and facilities/ September 28, 1995	1996	100	100	510	472
PT Metranet (“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	100	403	370
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	Payment services -principal, switching, clearing and settlement activities/ November 3, 2016	2016	100	100	45	15
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i)      Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance/ May 1,1987	1988	100	100	5,509	4,289
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	2,804	1,860
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	2,630	2,566
PTTelkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/ February 1, 2012	2012	55	55	1,776	1,683
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services/ October 31, 2005	2006	60	60	805	629
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/ January 22, 2013	2013	99,99	99,99	765	684
Telekomunikasi Indonesia International (“TL”)S.A., Dili, Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	729	755
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/December 8, 2010	2010	100	100	520	441
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and tehnology multimedia, entertainment and investment/January 8, 2013	2013	99.99	99.99	324	331
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network & e-commerce services/April 9, 2012	2012	60	60	262	325
PT Nusantara Sukses Investasi (”NSI”), Jakarta, Indonesia	Service and trading/September 1, 2014	2014	99,99	99,99	255	227
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/February 25, 2010	2002	100	100	195	204
PT Melon (“Melon”), Jakarta, Indonesia	Digital content exchange hub services/ November 14, 2016	2010	100	100	189	178

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)    Indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	176	174
Telekomunikasi Indonesia Internasional Pty Ltd. (“Telkom Australia”), Sydney,Australia	Telecommunication/ January 9, 2013	2013	100	100	147	161
PT Sarana Usaha SejahteraInsanpalapa (”TelkoMedika”), Jakarta, Indonesia	Health services, medicine services includingpharmacies, laboratories and other health caresupport/ November 30, 2015	2008	75	75	72	72
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services/March 25, 2013	2013	99.99	99.99	18	18
Telekomunikasi Indonesia International (“Telkom USA”),Inc.,Los angeles, USA	Telecommunication/December 11, 2013	2014	100	100	9	9
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	Building and hotel management service and other services/September 1, 2014	-	99.99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading/ September 1, 2014	-	99.99	99.99	-	-
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription-broadcasting services/ January 8, 2013	-	99.83	99.83	-	-

a)     Metra

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10,11,12,13 and 14 dated May 25, 2016, Metra purchased 2,000 shares of Ad Medika from the non-controlling interest equivalent to 25% ownership amounting to Rp138 billion.

b)    Sigma

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 15 dated June 29, 2016,Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL (continued)

d.    Subsidiaries (continued)

c)   Jalin

On November 3, 2016, the Company established a wholly-owned subsidiary under the name PT Jalin Pembayaran Nusantara (“Jalin”) which was approved by the MoLHR through its Decision Letter No. AHU-0050800.AH.01.01 dated November 15, 2016. Jalin is engaged in organizing ICT (Information, Communication &Telecommunication) business focusing on non cash payment to support national payment gateway.

d)    Metranet

On November 7, 2016, Metranet increased its share capital from Rp244 billion to Rp324 billion by issuing 18,800,000 new shares which were wholly-owned by the Company.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 08 and 09 dated November 14, 2016, Metranet purchased 4,900,000 shares of Melon (equivalent to 49% ownership) from SK Planet Co. and 300,000 shares of Melon (equivalent to 3% ownership) from Metra amounting to US$13,000,000 or Rp170.4 billion and Rp13.2 billion, respectively. As a result of this transaction, Metranet acquired 52% ownership in Melon and the remaining shares are held by Metra.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared andapproved for issuanceby the Board of Directors on April 20, 2017.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") includingIndonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Indonesian Institute of Accountant and Regulation No. VIII.G.7  of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decisionletterKEP-347/BL/2012.

a.     Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accountswhich are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective

Effective January 1, 2018:

·       Amendments to PSAK 2: Statement of Cash Flows on Disclosure Initiative.

These amendments require the entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

·       Amendments to PSAK 46: Income Taxes on Recognition of Deferred Tax Assets for Unrealised Losses.

These amendments:

-     Add illustrative examples to clarify that the deductible temporary differences arise when the carrying amount of debt instruments measured at fair value and the fair value is less than the taxable base, regardless of whether the entity expects to recover the carrying amount of a debt instrument by sale or by use, for example by holding it and collecting contractual cash flows, or a combination of both.

-     Clarify that in order to assess whether taxable profits will be available against which it can utilise a deductible temporary difference, the assessment of that deductible temporary difference carried out in accordance with tax law.

-     Clarify that tax reduction from the reversal of deferred tax assets is excluded from the estimation of future taxable profit. The entity compares the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences to assess whether the entity has sufficient future taxable profit.

-     The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this.

The following new or amended standards, that will be effective on January 1, 2018, are considered to be not applicable to the Group’s consolidated financial statements:

·       PSAK 69: Agriculture.

·       Amendments to PSAK 16: Agriculture: Bearer Plants.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

·     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

·     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

·     recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

·     recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

·     recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No.VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Group in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The relatedparty status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.   Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree.For each business combination, non-controlling interest is measured at fair value or at the proportionateshare of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in theacquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012),all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statement of financial position.

f.    Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

      The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.    Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.               Inventories

Inventories consist of components, which are subsequently expensedupon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, set top boxes, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.   Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group,and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is writtendown to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets (continued)

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.    Property and equipment

Property and equipment are stated at costless accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satelite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”)asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Major spare parts and standbyequipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement.A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

      Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.   Deferred charges-land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.   Trade payables

      Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

      Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

p.   Borrowings

      Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

      Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.   Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency ismaintained in U.S.dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency ismaintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assetsand liabilitiesdenominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates,as follows (in full amount):

	March 31, 2017		December 31, 2016
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,323	13,328	13,470	13,475
Australian dollar (“AU$”) 1	10,187	10,192	9,721	9,726
Euro 1	14,246	14,257	14,170	14,181
Yen 1	119.08	119.15	115.01	115.10

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Foreign currency translations (continued)

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.    Revenue and expense recognition

i.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

·         Airtime and charges for value added services are recognized based on usage by subscribers.

·         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.    Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installationsare deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 18 years.

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.   Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

vi.   Other revenues

Revenues from sales of handsets or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

vii.  Multiple-element arrangements

      Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

  The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

      Expenses are recognized as they are incurred.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirementhealth care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

·      The date of plan amendment or curtailment; and

·      The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan(other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

iii.   Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.    Income tax

Current and deferred income taxesare recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reducedto the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current yearprofit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulationsimpose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivablesand other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of “Other Current Financial Assets” in the consolidated statements of financial position.

No financial assets were classified as financial assets at fair value through profit or loss as of March 31, 2017 and December 31, 2016.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other assets, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group, upon initial recognition, designates as at fair value through profit or loss;

b)    those that the Group designates as available-for-sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as of March 31, 2017 and December 31, 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets primarily consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Assets” in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.     Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2016 and 2015.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost aretrade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearingloans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

iii.  Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously.The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.       the normal course of business;

b.    the event of default; and

c.        the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

v.   Impairment of financial assets (continued)

For available-for-salefinancial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.     Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.   Basic and diluted earnings per share and earnings per ADS

Basic earnings pershare is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.   Provision

      Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

      Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period,the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ab. Critical Accounting Estimates and Judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical Accounting Estimates and Judgements(continued)

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.    Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii.   Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.   Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 26.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.    CASH AND CASH EQUIVALENTS

      The breakdown of cash and cash equivalents is as follows:

		March 31, 2017		December 31, 2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	41	-	10
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	867	-	1,897
	US$	34	456	41	548
	JPY	6	1	6	1
	EUR	1	11	1	11
	HKD	1	1	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	716	-	581
	US$	10	134	6	84
	EUR	5	72	5	68
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	115	-	95
	US$	7	93	8	107
Others	Rp	-	10	-	22
	US$	0	0	0	0
Sub-total			2,476		3,415
Third parties
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	12	156	13	176
	HKD	2	4	2	4
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	7	89	6	74
	SGD	1	10	5	43
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	13	-	14
	US$	5	67	7	96
Development Bank of Singapore (”DBS”)	Rp	-	84	-	101
	US$	0	0	0	0
PT Bank MuamalatIndonesia Tbk (“Bank Muamalat”)	Rp	-	78	-	6
	US$	0	1	2	24
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	80	-	37
	US$	0	1	0	4
Others (each below Rp75 billion)	Rp	-	115	-	114
	US$	4	52	3	41
	SGD	0	0	0	0
	EUR	0	1	0	1
	AUD	0	0	1	12
	TWD	4	2	3	1
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	3	4	0	1
Sub-total			757		749
Total cash in banks			3,234		4,164
Time deposits
Related parties
BRI	Rp	-	3,705	-	4,076
	US$	42	561	47	632
BNI	Rp	-	8,784	-	4,043
	US$	23	302	25	336
PT Bank Tabungan Negara(Persero) Tbk (“Bank BTN”)	Rp	-	2,753	-	3,356
Bank Mandiri	Rp	-	2,041	-	1,552
	US$	5	67	5	67
Sub-total			18,213		14,062

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		March 31, 2017		December 31, 2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	-	-	2,025
PT Bank Pembangunan DaerahJawa Barat dan Banten Tbk(“BJB”)	Rp	-	2,385	-	2,020
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	2,400	-	1,550
	US$	10	133	10	134
Bank Permata	Rp	-	1,146	-	1,492
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,625	-	1,226
	US$	4	60	14	185
PT Bank UOB Indonesia (“UOB”)	Rp	-	846	-	1,345
	US$	0	1	-	-
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	2,311	-	461
	US$	13	173	-	-
SCB	US$	18	240	18	242
	SGD	11	101	15	139
Bank Muamalat	Rp	-	109	-	305
Bank ANZ (“Bank ANZ”)	Rp	-	-	-	200
PT Bank Bukopin Tbk(“Bank Bukopin”)	Rp	-	336	-	148
PT Bank Central Asia Tbk (”Bank BCA”)	Rp	-	300	-	-
Others (each below Rp75 billion)	Rp	-	45	-	59
Sub-total			12,211		11,531
Total time deposits			30,424		25,593
Grand Total			33,699		29,767

Interest rates per annum on time deposits are as follows:

	March 31, 2017	December 31, 2016
Rupiah	3.30%-9.75%	3.20%-10.00%
Foreign currencies	0.30%-2.00%	0.10%-2.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

4.   OTHER CURRENT FINANCIAL ASSETS

      The breakdown of other current financial assets is as follows:

		March 31, 2017		December 31, 2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
BNI	Rp	-	63	-	63
Third parties
UOB	US$	1	13	1	13
Total time deposits			76		76
Available-for-sale financial assets
Related parties
PT Bahana TCW Investment Mangement (”Bahana TCW”)	Rp	-	569	-	559
PT Mandiri Manajemen Investasi	Rp	-	505	-	500
State-owned enterprises	US$	-	-	4	55
Government	US$	4	54	2	27
Sub-total			1,128		1,141
Third parties	Rp	-	17	-	17
Total available-for-sale financial assets			1,145		1,158
Escrow accounts	Rp	-	112	-	112
	US$	2	22	2	22
Others	Rp	-	112	-	98
	AUD	1	7	0	5
Total			1,474		1,471

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	March 31, 2017	December 31, 2016
Rupiah	5.75%-6.00%	5.75%-6.00%
Foreign currencies	0.58%-1.64%	0.58%-1.64%

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.   TRADERECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	March 31, 2017	December 31, 2016
State-owned enterprises	615	151
PT Indosat Tbk (“Indosat”)	485	370
Indonusa	470	431
Others	403	348
Total	1,973	1,300
Provision for impairment of receivables	(318)	(406)
Net	1,655	894

                                               (ii) Third parties

	March 31, 2017	December 31, 2016
Individual and business subscribers	9,633	7,801
Overseas international carriers	911	1,252
Total	10,544	9,053
Provision for impairment of receivables	(3,151)	(2,584)
Net	7,393	6,469

b.   By age

(i)   Related parties

	March 31, 2017	December 31, 2016
Up to 3 months	1,259	690
3 to 6 months	114	39
More than 6 months	600	571
Total	1,973	1,300
Provision for impairment of receivables	(318)	(406)
Net	1,655	894

(ii) Third parties

	March 31, 2017	December 31, 2016
Up to 3 months	7,960	5,566
3 to 6 months	265	658
More than 6 months	2,319	2,829
Total	10,544	9,053
Provision for impairment of receivables	(3,151)	(2,584)
Net	7,393	6,469

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(iii)  Aging of total trade receivables

	March 31, 2017		December 31, 2016
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	6,037	194	4,535	177
Past due up to 3 months	3,182	291	1,721	401
Past due more than 3 to 6 months	379	308	697	495
Past due more than 6 months	2,919	2,676	3,400	1,917
Total	12.517	3,469	10,353	2,990

                   The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of March 31, 2017 and December 31, 2016, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,205 billion and Rp3,005 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	March 31, 2017	December 31, 2016
Rupiah	1,933	1,300
U.S. dollar	40	0
Total	1,973	1,300
Provision for impairment of receivables	(318)	(406)
Net	1,655	894

(ii)Third parties

	March 31, 2017	December 31, 2016
Rupiah	9,282	7,565
U.S. dollar	1,224	1,437
Australian dollar	31	40
Others	7	11
Total	10,544	9,053
Provision for impairment of receivables	(3,151)	(2,584)
Net	7,393	6,469

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.   TRADE RECEIVABLES (continued)

a.     Movements in the provision for impairment of receivables

	March 31, 2017	December 31, 2016
Beginning balance	2,990	3,048
Provision recognized during the year(Note 25)	479	743
Receivables written off	-	(801)
Ending balance	3,469	2,990

            The receivables written off relate to both relatedparty and thirdparty trade receivables.

           Management believes that the provision for impairment of trade receivables is adequate to coverlosses on uncollectible trade receivables.

As of March 31, 2017, certain trade receivables of the subsidiaries amounting toRp4,422 billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

Refer to Note 31 for details of related party transactions.

6.    INVENTORIES

	March 31, 2017	December 31, 2016
Components	332	299
SIM cards and blank prepaid vouchers	158	168
Others	170	164
Total	660	631
Provision for obsolescence
Components	(18)	(18)
SIM cardsand blank prepaid vouchers	(29)	(29)
Others	0	0
Total	(47)	(47)
Net	613	584

Movements in the provisionfor obsolescence are as follows:

	March 31, 2017	December 31, 2016
Beginning balance	47	41
Provision recognized during the year	-	11
Inventory written off	-	(5)
Ending balance	47	47

The inventoriesrecognized as expense andincluded in operations, maintenance, andtelecommunication service expenses as of March 31, 2017 and March 31,2016amounted to Rp581 billion and Rp478billion, respectively(Note 24).

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp256billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

As of March 31, 2017 and December 31, 2016, modules and components held by the Group with book value amounting to Rp196billion and Rp199billion, respectively,have been insured against fire, theft, and other specific risks.Modules are recorded as part of property and equipment.Total sum insured as of March 31, 2017 and December 31, 2016 amounted to Rp220 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

7.   ADVANCES AND PREPAID EXPENSES

	March 31, 2017	December 31, 2016
Frequency license (Notes 34c.i and 34c.ii)	2,195	3,056
Prepaid rental	1,899	1,234
Advances	434	394
Salaries	358	229
Advance to employee	72	32
Others	710	301
Total	5,668	5,246

Refer to Note 31 for details of related party transactions.

8.   LONG-TERM INVESTMENTS

	March 31, 2017
	Percentage ofownership	Beginningbalance	Additions (Deductions)	Share ofnet profit (loss) of associatedcompany	Dividend	Share of other comprehensive income of associated company	Endingbalance
Long-term investments in associated companies:
Tiphone[a]	24.43	1,488	-	20	-	-	1.508
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	38	-	(3)	-	-	35
PT Integrasi Logistik Cipta Solusi (“ILCS”) [e]	49.00	42	-	0	-	-	42
Telin Malaysia[f]	49.00	0	-	0	-	-	0
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,789	-	17	-	-	1.806
Other long-term investments		58	1	-	-	-	59
Total Long-term investments		1,847	1	17	-	-	1.865

Summarized financial information of the Group’s investments accounted under the equity method for 2017:

	Tiphone*	Indonusa*	Teltranet	ILCS	TelinMalaysia	CSM*
Statements of financial position
Current assets	7.709	170	66	141	24	161
Non-current assets	743	444	90	20	14	761
Current liabilities	(1.248)	(532)	(84)	(74)	(66)	(594)
Non-current liabilities	(3.762)	(405)	(3)	(1)	-	(1.206)
Equity (deficit)	3.442	(323)	69	86	(28)	(878)
Statements of profit or loss andother comprehensive income
Revenues	27.310	605	30	18	23	131
Cost of revenues and operating expenses	(26.445)	(583)	(37)	(17)	(29)	(221)
Other income (expenses) including finance costs - net	(231)	(17)	-	-	-	(88)
Profit (loss) before tax	634	5	(7)	1	(6)	(178)
Income tax benefit (expense)	(166)	(33)	2	0	-	-
Profit (loss) for the year	468	(28)	(5)	1	(6)	(178)
Other comprehensive income (loss)	(5)	7	-	-	-	-
Total comprehensive income (loss) for the year	463	(21)	(5)	1	(6)	(178)

*Using financial information as of December 31, 2016 and for the period then ended.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.    LONG-TERM INVESTMENTS (continued)

	2016
	Percentage ofownership	Beginningbalance	Additions (Deductions)	Share ofnet profit (loss) of associatedcompany	Dividend	Share of other comprehensive income of associated company	Endingbalance
Long-term investments in associated companies:
Tiphone[a]	24.43	1,404	-	108	(23)	(1)	1,488
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	71	-	(33)	-	-	38
Melon [d]	51.00	50	(67)	17	-	-	-
ILCS [e]	49.00	40	-	2	-	-	42
Telin Malaysia[f]	49.00	6	-	(6)	-	-	-
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,792	(67)	88	(23)	(1)	1,789
Other long-term investments		15	43	-	-	-	58
Total Long-term investments		1,807	(24)	88	(23)	(1)	1,847

Summarized financial information of the Group’s investments accounted under the equity method for 2016:

	Tiphone	Indonusa	Teltranet	ILCS	TelinMalaysia	CSM
Statements of financial position
Current assets	7,709	170	66	131	9	161
Non-current assets	743	444	88	29	10	761
Current liabilities	(1,248)	(532)	(78)	(73)	(35)	(594)
Non-current liabilities	(3,762)	(405)	(2)	(1)	(6)	(1,206)
Equity (deficit)	3,442	(323)	74	86	(22)	(878)
Statements of profit or loss andother comprehensive income
Revenues	27,310	605	66	116	8	131
Cost of revenues and operating expenses	(26,445)	(583)	(149)	(112)	(43)	(221)
Other income (expenses) including finance costs - net	(231)	(17)	(3)	0	-	(88)
Profit (loss) before tax	634	5	(86)	4	(35)	(178)
Income tax benefit (expense)	(166)	(33)	21	0	-	-
Profit (loss) for the year	468	(28)	(65)	4	(35)	(178)
Other comprehensive income (loss)	(5)	7	(0)	(0)	-	-
Total comprehensive income (loss) for the year	463	(21)	(65)	4	(35)	(178)

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such asfor celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries.On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

   As of December 31, 2016, the share percentage of ownership was diluted to 24,43% due to warrant exercise by the other shareholder.

    As of March 31, 2017 and December 31, 2016, the fair value of the investment amounted to RP1,693 billion and Rp1,500billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as ofMarch 31, 2017 and December 31, 2016amounting to Rp965 and Rp855 per share, respectively.

       Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2016is as follows:

2016
Assets	8.599
Liabilities	(5,157)
Net assets	3,442
Group’s proportionate share of net assets (24.43% in 2016)	841
Goodwill	647
Carrying amount of long-term investment	1,488

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.   LONG-TERM INVESTMENTS (continued)

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa.On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusaas covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its LetterNo. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra and, as a result, Metra’s ownership in Indonusa increased to 4.33%.

c    Investment in Teltranet is accounted for under the equity method, which covered byan agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control as it does not determinethe financial and operating policies of Teltranet.

d    In 2015, Metra does not have control over Melon due to the existence of substantive participating rights held by the other venture over the financial and operating policies of Melon. In 2016, the Group purchased 49% state in Melon from SK Planet Co. through Metranet this Melon became a consolidated subsidiary (Note 1d)

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia. The unrecognized share of losses of Telin Malaysia for the year ended December 31, 2016 is Rp2billion.

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the year ended
December 31, 2016is Rp219 billion.

9.   PROPERTY AND EQUIPMENT

	December 31,2016	Additions	Deductions	Reclassifications/ Translations	March 31,2017
At cost:
Directly acquired assets
Land rights	1,417	8	-	-	1,425
Buildings	7,837	7	-	(9)	7,835
Leasehold improvements	1,116	-	(11)	21	1,126
Switching equipment	20,490	21	(68)	113	20,556
Telegraph, telex and data communication equipment	1,586	-	-	(21)	1,565
Transmission installation and equipment	121,552	472	(553)	2,850	124,321
Satellite, earth station and equipment	8,445	23	-	50	8,518
Cable network	44,791	625	(100)	110	45,426
Power supply	15,022	15	(139)	368	15,266
Data processing equipment	12,515	91	(108)	167	12,665
Other telecommunications peripherals	700	-	-	(11)	689
Office equipment	1,453	29	(5)	(98)	1,379
Vehicles	387	1	(2)	6	392
Other equipment	100	-	-	-	100
Property under construction	4,550	4,709	(3)	(3,973)	5,283
Assets under finance lease
Transmission installation and equipment	5,354	65	-	-	5,419
Data processing equipment	84	-	-	-	84
Vehicles	135	-	-	-	135
Office equipment	76	-	-	-	76
CPE assets	22	-	-	-	22
Power supply	215	-	-	-	215
RSA assets	252	-	-	-	252
Total	248,099	6,066	(989)	(427)	252,749

	December 31,2016	Additions	Deductions	Reclassifications/ Translations	March 31,2017
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,435	77	-	(4)	2,508
Leasehold improvements	692	35	(9)	-	718
Switching equipment	16,650	378	(66)	(1)	16,961
Telegraph, telex and data communication equipment	333	93	-	-	426
Transmission installation and equipment	62,302	2,520	(500)	(40)	64,282
Satellite, earth station and equipment	7,098	103	-	-	7,201
Cable network	20,301	443	(99)	(64)	20,581
Power supply	10,164	304	(86)	(3)	10,379
Data processing equipment	9,468	296	(96)	-	9,668
Other telecommunications peripherals	461	23	-	-	484
Office equipment	846	46	(4)	(4)	884
Vehicles	168	15	(2)	(2)	179
Other equipment	99	-	-	-	99
Assets unde finance lease
Transmission installation and equipment	2,054	141	-	-	2,195
Data processing equipment	44	7	-	-	51
Vehicles	32	6	-	-	38
Office equipment	94	10	-	-	104
CPE assets	19	1	-	-	20
Power supply	98	6	-	-	104
RSA assets	243	3	-	-	246
Total	133,601	4,507	(862)	(118)	137,128
Net Book Value	114,498				115,621

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.  PROPERTY AND EQUIPMENT (continued)

	December31, 2015	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
At cost:
Directly acquired assets
Land rights	1,270	89	59	(1)	-	1,417
Buildings	6,033	10	311	(3)	1,486	7,837
Leasehold improvements	1,036	-	13	(37)	104	1,116
Switching equipment	19,823	-	218	(160)	609	20,490
Telegraph, telex and data communication equipment	876	-	751	(41)	-	1,586
Transmission installation and equipment	119,047	-	2,603	(11,319)	11,221	121,552
Satellite, earth station and equipment	8,146	-	80	-	219	8,445
Cable network	37,887	-	6,746	(302)	460	44,791
Power supply	13,822	-	161	(77)	1,116	15,022
Data processing equipment	11,351	12	318	(82)	916	12,515
Other telecommunications peripherals	632	-	73	-	(5)	700
Office equipment	1,062	5	139	(12)	259	1,453
Vehicles	475	-	60	(147)	(1)	387
Other equipment	99	-	1	-	-	100
Property under construction	4,580	-	17,169	-	(17,199)	4,550
Assets under finance lease
Transmission installation and equipment	5,940	-	229	(815)	-	5,354
Data processing equipment	63	-	77	(56)	-	84
Vehicles	94	-	63	(22)	-	135
Office equipment	73	-	3	-	-	76
CPE assets	22	-	-	-	-	22
Power supply	90	-	125	-	-	215
RSA assets	252	-	-	-	-	252
Total	232,673	116	29,199	(13,074)	(815)	248,099

	December31, 2015	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,141	-	290	(2)	6	2,435
Leasehold improvements	623	-	106	(37)	-	692
Switching equipment	15,223	-	1,588	(160)	(1)	16,650
Telegraph, telex and data communication equipment	4	-	329	-	-	333
Transmission installation and equipment	63,063	-	9,957	(10,686)	(32)	62,302
Satellite, earth station and equipment	6,706	-	415	-	(23)	7,098
Cable network	19,524	-	1,534	(302)	(455)	20,301
Power supply	9,114	-	1,145	(70)	(25)	10,164
Data processing equipment	8,503	-	1,067	(62)	(40)	9,468
Other telecommunications peripherals	385	-	77	-	(1)	461
Office equipment	713	-	141	(11)	3	846
Vehicles	166	-	69	(66)	(1)	168
Other equipment	99	-	-	-	-	99
Assets unde finance lease
Transmission installation and equipment	2,327	-	542	(815)	-	2,054
Data processing equipment	53	-	47	(56)	-	44
Vehicles	13	-	19	-	-	32
Office equipment	51	-	43	-	-	94
CPE assets	17	-	2	-	-	19
Power supply	18	-	80	-	-	98
RSA assets	230	-	13	-	-	243
Total	128,973	-	17,464	(12,267)	(569)	133,601
Net Book Value	103,700					114,498

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

a.     Gain on disposal or sale of property and equipment

	2017	2016
Proceeds from sale of property and equipment	333	104
Net book value	(140)	(0)
Gain on disposal or sale of property and equipment	193	104

b.  Asset impairment

As of December 31, 2015 and 2016, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion.The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets isrecognized as part of“Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 34c.ii), the Company accelerated the depreciation of its fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

In 2016, the Company derecognized its fixed wireless assets with cost and accumulated depreciation amounting to Rp5,203 billion, respectively.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2016.

c.     Others

(i)      Interest capitalized to property under construction amounted to Rp196billion and Rp229 billion for the three month periodsended March 31, 2017 and 2016, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 2.50% to 11% and 1.63% to 11.00% for the three month periodsended March 31, 2017 and 2016,respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the three month periods ended March 31, 2017 and for theyearended December 31, 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

c.     Others (continued)

(iii)   As ofMarch 31, 2017 and 2016, the Group received proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp79billion and Rp12 billion, respectively, and wererecorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. As ofMarch 31, 2017 dan 2016, the net carrying valuesof those assets of Rp19billion and Rp5 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)   In 2017, Telkomsel decided to replace certain equipment units with net carrying amount of Rp464billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the change was an increase in the depreciation expense for the three month periods ended March 31, 2017 amounting to Rp134 billion.

In 2015, Telkomsel decided to replace certain equipment units with a net carrying amount ofRp1,967 billion, as part of itsmodernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the acceleration was an increase in the depreciation expense for the three month periodsended March 31, 2017amounting to Rp30 billion.

      In 2014, the useful lives of Telkomsel’s buildings and transmissions werechanged from 20 years to40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The impact of reduction in depreciation expense for the three month periodsended March 31, 2017 amounting to Rp50 billion. The impact of the changes in the estimated useful lives of the buildings and transmissionsin future periods is an increase in the profit before income taxas follows:

Years	Amount
2017 (9 months)	149
2018	135

(v)     Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with LEN and INTI, respectively.

   In 2017 and 2016, the Company derecognized the copper cable network asset with net carrying value of Rp822million and Rp3billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp1,000billion and Rp801billion, respectively.

For the period ended March 31, 2017 and December 31, 2016, Telkomsel’s certain equipment units with net carrying amount ofRp46 billion and Rp636 billion, respectively, were exchanged with equipment from Ericsson AB and PT Huawei Tech Investment (“Huawei”).As of March 31, 2017, Telkomsel’s equipment units with net carrying amount of Rp29 billion are going to be exchanged with equipment from Ericsson AB and Huawei and, therefore, these equipment units were reclassifiedas assets held for sale in the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

c.     Others (continued)

(vi)    The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of10-45years which will expire between 2017 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)   As of March31, 2017, the Group’s property and equipment excluding land rights, with netcarrying amount of Rp105,337billion were insured against fire, theft, earthquake and otherspecified risks, including business interruption, under blanket policies totalling Rp10,385billion, US$1,236million, HKD3million and SGD194million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)  As of March 31, 2017, the percentage of completion of property under construction was around 53.42% of the total contract value, with estimated dates of completion between April 2017and March 2018. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)    All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.iand 16b.ii). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp11,386billion have been pledged as collateral under lending agreements (Notes 15 and 16).

(x)     As of December 31, 2016, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp66,198billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)    In 2016, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp28,521 billion.

(xii)   The Company and Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

c.     Others (continued)

Future minimum lease payments required for assets under finance lease are as follows:

Years	March 31, 2017	December 31, 2016
2017	992	987
2018	693	892
2019	818	816
2020	787	771
2021	755	740
Thereafter	957	954
Total minimum lease payments	5,002	5,160
Interest	(1,080)	(1,150)
Net present value of minimum lease payments	3,922	4,010
Current maturities (Note 15b)	(672)	(658)
Long-term portion (Note 16)	3,250	3,352

     The details of obligations under finance leases as of March 31, 2017 and December 31, 2016are as follows:

	March 31, 2017	December 31, 2016
PT Tower Bersama Infrastructure Tbk	1,420	1,465
PT Profesional Telekomunikasi Indonesia	1,252	1,295
PT Solusi Tunas Pratama	234	241
PT Putra Arga Binangun	211	217
PT Bali Towerindo Sentra	109	112
Others (each below Rp75 billion)	696	680
Total	3,922	4,010

10.  ADVANCES AND OTHER NON-CURRENT ASSETS

The breakdown of advances and other non-current assets as of March 31, 2017 and December 31, 2016 isas follows:

	March 31, 2017	December 31, 2016
Advances for purchases of property and equipment	5,742	5,432
Prepaid rental - net of current portion (Note 7)	2,583	2,471
Prepaid taxes (Note 26)	1,338	1,228
Claim for tax refund - net of current portion (Note 26)	1,278	1,428
Deferred charges	446	387
Frequency license - net of current portion (Note 7)	298	320
Security deposit	149	144
Restricted cash	93	31
Long-term trade receivables - net of current portion	20	35
Others	40	32
Total	11,987	11,508

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  ADVANCES AND OTHER NON-CURRENT ASSETS(continued)

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of March31, 2017 and 2016, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the three month periods ended March 31, 2017 and amounted to Rp12billion, respectively.

      Refer to Note 31 for details of related party transactions.

11.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December 31, 2016	449	7,222	75	607	8,353
Additions	-	191	2	20	213
Deductions	(3)	-	-	-	(3)
Reclassifications/translations	2	(6)	-	3	(1)
Balance, March 31, 2017	448	7.407	77	630	8.562
Accumulated amortization and impairment losses:
Balance, December 31, 2016	(29)	(4,776)	(56)	(403)	(5,264)
Amortization	-	(170)	(88)	(8)	(266)
Reclassifications/translations	-	7	-	(1)	6
Balance, March 31, 2017	(29)	(4.939)	(144)	(412)	(5.524)
Net Book Value	419	2.468	(67)	218	3.038

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December31, 2015	336	6,267	68	580	7,251
Additions	-	925	9	27	961
Deductions	-	-	(2)	-	(2)
Reclassifications/translations	(4)	20	-	-	16
Acquisition	117	10	-	-	127
Balance, December 31, 2016	449	7,222	75	607	8,353
Accumulated amortization and impairment losses:
Balance, December31, 2015	(29)	(3,748)	(49)	(369)	(4,195)
Amortization	-	(1,027)	(7)	(34)	(1,068)
Deductions	-	-	-	-	-
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2016	(29)	(4,776)	(56)	(403)	(5,264)
Net Book Value	420	2,446	19	204	3,089

(i)   Goodwill resulted from the acquisition of Sigma (2008), AdMedika (2010), data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014), MNDG (2015), and Melon (2016) (Note 1d). In addition, there was an acquisition of 80% ownership of PT Griya Silkindo Drajatmoerni (“GSDm”) by NSI.

(ii)   The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5years.

      (iii)  As of March31, 2017, the cost of fully amortized intangible assets that are still used in operations amounted to Rp2,927billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

12.  TRADEPAYABLES

	March 31, 2017	December 31, 2016
Related parties
Purchases of equipment, materials and services	1,158	1,223
Payables to other telecommunication providers	333	324
Sub-total	1,491	1,547
Third parties
Purchases of equipment, materials and services	7,977	9,434
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,510	1,256
Payables to other telecommunication providers	1,420	1,281
Sub-total	10,907	11,971
Total	12,398	13,518

Trade payables by currency are as follows:

	March 31, 2017	December 31, 2016
Rupiah	11,006	11,270
U.S. dollar	1,340	2,196
Others	52	52
Total	12.398	13,518

      Refer to Note 31 for details of related party transactions.

13.  ACCRUED EXPENSES

	March 31, 2017	December 31, 2016
Operation, maintenance and telecommunication services	7,602	6,165
Salaries and benefits	2,998	2,993
General, administrative and marketing expenses	1,774	1,914
Interest and bank charges	193	211
Total	12.567	11,283

      Refer to Note 31 for details of related party transactions.

14.  UNEARNED INCOME

a.     Current portion of unearned incom

	March 31, 2017	December 31, 2016
Prepaid pulse reload vouchers	4,300	4,959
Telecommunication tower leases	183	199
Other telecommunications services	326	189
Others	268	216
Total	5.077	5,563

b.    Non-current portion of unearned income

	March 31, 2017	December 31, 2016
Other telecommunications services	208	256
Indefeasible Right of Use	276	169
Total	484	425

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.     Short-term bank loans

Lenders	Currency	March 31, 2017		December 31, 2016
		Outstanding		Outstanding
		Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related party
BNI	Rp	-	133	-	143
Sub-total			133		143
Third parties
UOB	Rp	-	500	-	269
Bank CIMB Niaga	Rp	-	145	-	143
PT Bank DBS Indonesia	Rp	-	22	-	95
SCB	Rp	-	-	-	90
PT Bank Danamon Indonesia, Tbk (“Danamon”)	Rp	-	60	-	60
Others	Rp	-	54	-	111
Sub-total			781		768
Total			914		911

Other significant information relating to short-term bank loans as of March31, 2017 is as follows:

	Borrower	Currency	Totalfacility (in billions)	Maturity date		Interestpayment period	Interestrate per annum	Security
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2017		Monthly	11.5%-12%	Trade receivables(Note 5)
December 20, 2016	Finnet	Rp	300	December 21, 2018		Monthly	1 monthJIBOR+2.25%	None
Bank CIMB Niaga
April 28, 2013[a]	GSD	Rp	85	January1, 2018	[c]	Monthly	10.9%-11.5%	Trade receivables (Note 5) and property andequipment (Note 9)
BNI
October 31, 2016	Telkom Infra	Rp	44	October 31, 2017		Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
December 31, 2016	Telkom Infra	Rp	101	November 30, 2017		Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
PT. Bank DBS Indonesia
April 12, 2016	Sigma[b]	USD	0.02	July 31, 2017		Semi-annually	3.25% (USD) / 10.75% (IDR)	Trade receivables (Note 5)
Danamon
December 15, 2016	Infomedia	Rp	60	December 15, 2017		Monthly	11%-12%	Trade receivables (Note 5)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a   Based on the latest amendment dated November 11, 2014.

bFacility in USD. Withdrawal can be executed in USD and IDR.

cUnsettled loan will be automatically extended.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.   SHORT-TERM BANK LOANSAND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.    Current maturities of long-term borrowings

	Notes	March 31, 2017	December 31, 2016
Two-step loans	16a	227	225
Bonds and notes	16b	-	1
Bank loans	16c	3,651	3,637
Obligations under finance leases	9c.xii	672	658
Total		4,550	4,521

16.  LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	March 31, 2017	December 31, 2016
Two-step loans	16a	1,055	1,067
Bonds and notes	16b	9,322	9,322
Bank loans	16c	11,995	11,929
Other borrowings	16d	697	697
Obligations under finance leases	9c.xii	3,250	3,352
Total		26,319	26,367

Scheduled principal payments as of March 31, 2017 are as follows:

			Year
	Notes	Total	2018	2019	2020	2021	Thereafter
Two-step loans	16a	1,055	172	185	185	169	344
Bonds and notes	16b	9,322	-	220	2,115	-	6,987
Bank loans	16c	11,995	3,984	2,350	2,401	1,292	1,968
Other borrowings	16d	697	53	107	107	107	323
Obligations under finance leases	9c.xii	3,250	494	605	626	649	876
Total		26,319	4,703	3,467	5,434	2,217	10,498

a.     Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		March 31, 2017		December 31, 2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	6,143	732	6,143	707
	US$	20	263	22	295
	Rp	-	287	-	290
Total			1,282		1,292
Current maturities (Note 15b)			(227)		(225)
Long-term portion			1,055		1,067

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.   Two-step loans (continued)

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of March 31, 2017, the Company has complied with the above-mentioned ratios.

b.  Bonds and notes

		March 31, 2017		December 31, 2016
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	120	-	120
Promissory notes
PT ZTE Indonesia (“ZTE”)	US$	-	-	0	1
Total			9,335		9,336
Unamortized debt issuance cost			(13)		(13)
Total			9,322		9,323
Current maturities (Note 15b)			-		(1)
Long-term portion			9,322		9,322

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

                 i.   Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As ofDecember 31, 2016, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.      Debt to equity ratio should not exceed 2:1.

2.      EBITDA to finance costs ratio should not be less than 5:1.

3.      Debt service coverage is at least 125%.

As of March 31, 2017, the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

              i.    Bonds (continued)

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisitionof some domestic and international entities.

As of December 31, 2016, the rating of the bonds issued by Pefindo isidAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 2:1

2.     EBITDA to finance costs ratio should not be less than 4:1

3.     Debt service coverage is at least 125%

As of March 31, 2017, the Company has complied with the above-mentioned ratios.

             ii.    MTN

GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

PT Mandiri Sekuritas act as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and PT Kustodian Sentral Efek Indonesia (“KSEI”) as the payment agent and custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that are owned or will be owned by GSD, have been pledged as collateral for MTN (Notes 5,6, and 9c.ix)

Under to the agreement, GSD is required to comply with all covenants or restriction including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed 6.5:1.

2.     EBITDA to interest ratio should not be less than 1.2:1.

3.     Minimum current ratio is 120%.

4.     Maximum leverage ratio is 450%.

As ofMarch 31, 2017, GSD has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

                 ii.  Promissory Notes

Supplier	Currency	Principal (in billions)*	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
ZTE	US$	0.1	August 20, 2009[a]	February 4, 2017	Semi-annually	6 months LIBOR+1.5%s

   *In original currency

aBased on the latest amendment on August 15, 2011 and has fully paid on February 4, 2017.

The promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (Berita Acara Serah Terima) projects with ZTE and PT Huawei.

c.   Bank loans

		March 31, 2017		December 31, 2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	3,501	-	3,222
BRI	Rp	-	1,747	-	1,871
Bank Mandiri	Rp	-	1,729	-	1,232
Sub-total			6,977		6,325
Third parties
Syndication of banks	Rp	-	3,100	-	3,650
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	2,307	-	2,361
Bank CIMB Niaga	Rp	-	1,254	-	1,162
PT Bank Sumitomo Mitsui Indonesia	Rp	-	634	-	647
UOB	Rp	-	500	-	500
United Overseas Bank Limited (“UOB Singapore”)	US$	36	480	36	484
PT Bank ANZ Indonesia	Rp	-	240	-	240
Japan Bank for International Cooperation (“JBIC”)	US$	13	167	16	211
Others	Rp	-	34	-	37
Sub-total			8,716		9,292
Total			15,693		15,617
Unamortized debt issuance cost			(47)		(51)
			15,646		15,566
Current maturities (Note 15b)			(3,651)		(3,637)
Long-term portion			11,995		11,929

Other significant information relating to bank loans as of March 31, 2017 is as follows:

	Borrower	Currency	Total facility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
December 19, 2012 (BNI, BRI and Bank Mandiri)[a]	Dayamitra	Rp	2,500	300	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
March13, 2015 (BNI and BCA) a&[h]	The Company	Rp	2,900	242	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	All assets
March13, 2015 (BNI and BCA) a&[h]	GSD	Rp	100	8	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	All assets
BNI
March 13, 2013a&c	Sigma	Rp	1,400	19	Monthly (2016-2020)	Monthly	1 months JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.     Bank loans (continued)

	Borrower	Currency	Total facility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
January 10, 2014 a&[c]	Sigma	Rp	247	10	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Trad ereceivables (Note 5) and property and equipment(Note 9)
July 21, 2014 [a]	Metra	Rp	40	7	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 5) and property and equipment(Note 9)
November 3, 2014 a&[g]	TelkomInfratel	Rp	450	41	Quarterly (2015-2018)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
June 10, 2015 [a]	Metra	Rp	44	-	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables(Note 5) and property and Equipment(Note 9)
October 12, 2015[a]	Telkom Akses	Rp	1,400	28	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.9%	Tradereceivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
October 31, 2016	Telkom Infra	Rp	59	6	Quartely (2017-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
June 27, 2013	NSI	Rp	4	0	Monthly (2014-2023)	Monthly	11%	Property and equipment (Note 9)
March 17, 2014	NSI	Rp	0.7	0	Monthly (2014-2023)	Monthly	12.25%	Property and equipment (Note 9)
June 27, 2014	NSI	Rp	2.5	0	Monthly (2014-2023)	Monthly	13.5%	Property and equipment (Note 9)
The Bank of Tokyo –Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	40	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 5) and property and equipment(Note 9)
March13, 2015a&[h]	Metra	Rp	400	8	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&[h]	Infomedia	Rp	250	3	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015[a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.    Bank loans (continued)

	Borrower	Currency	Total facility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
The Bank of Tokyo –Mitsubishi UFJ, Ltd. (continued)
November 2, 2015	Dayamitra	Rp	400	-	Quarterly (2017-2020)	Quarterly	3 month JIBOR+2.6%	Tradereceivables (Note 5) and property and equipment (Note 9)
March 13, 2015 a&h	Dayamitra	Rp	100	2	Quarterly (2016-2020)	Quarterly	3 month JIBOR+2.15%	None
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 month JIBOR+2.25%	Property and equipment (Note 9)
BRI
July 20, 2011[a]	Dayamitra	Rp	1,000	120	Semi-annually (2013-2017)	Quarterly	3 months JIBOR+1.40% and 3 monthsJIBOR+3.50%	Property and equipment (Note 9)
October 30, 2013	GSD	Rp	70	3	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	34	1	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
December 18, 2015	Dayamitra	Rp	800	-	Semi-annualy (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 9)
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
August 11, 2014	Graha YasaSelaras	Rp	71	1	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 9)
August 11, 2014	Graha Yasa Selaras	Rp	71	3	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 9)
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
September 27, 2016	Patrakom	Rp	70	-	Quarterly (2017-2019)	Monthly	9.5%	Trade receivables(Note 5) and property andequipment (Note 9)
March 30, 2017	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	All Assets
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	1	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 31, 2011	GSD	Rp	13	0	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 9, 2011	GSD	Rp	41	1	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 9) and leaseagreement

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Totalfacility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Quarterly	3 Months JIBOR +3.45%	Property and equipment (Note 9)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note9)
PT Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&[h]	Metra	Rp	400	8	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&[h]	Infomedia	Rp	250	3	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&h	Dayamitra	Rp	100	2	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
UOB
September 22, 2016	Dayamitra	Rp	500	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.2%	Property and equipment (Note 9)
UOB Singapore
September 9, 2016	TII	US$	0.06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.5%	None
Bank ANZ Indonesia
March 13, 2015 a&h	GSD	Rp	249.5	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
JBIC
March 28, 2013a&[e]	The Company	US$	0.03	0.003	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None

        The credit facilities were obtained by the Group for working capital purposes.

         *In original currency

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2016, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2016, the Groupobtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

b    Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of March 31, 2017 Telkomsel has complied with the above covenants.

c     Based on the latest amendment on January 12, 2015.

d   Based on the latest amendment on September 22, 2014.

e     In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

f    MD Media’s subsidiary.

g   Based on the latest amendment on July 13, 2015.

h   On March13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. As of March 31, 2017 the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd. and PT Bank ANZ Indonesia amounted to Rp82.5 billion, Rp82.5 billion and Rp250.5 billion, respectively.

i      Based on the latest amendment on November 14, 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.   Other borrowing

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	DMT	Rp	700	-	Semi-annually (2017-2025)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)

Under the agreement, DMT is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.   Debt to equity ratio should not exceed 5:1.

2.   Net debt to EBITDA ratio should not exceed 4:1.

3.   Minimal Debt service coverageat least 100%.

As of March 31, 2017, DMT has complied with the above-mentioned ratios.

17.  NON-CONTROLLING INTERESTS

      The details of non-controlling interests are as follows:

	March 31, 2017	December 31, 2016
Non-controlling interests in net assets of subsidiaries:
Telkomsel	21,033	20,778
GSD	141	141
Metra	172	208
TII	34	33
Total	21,380	21,160

	2017	2016
Non-controlling interests in netcomprehensive income (loss) of subsidiaries:
Telkomsel	2,703	2,308
Metra	(14)	(3)
TII	(0)	3
GSD	(1)	(1)
Total	2,688	2,307

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17.  NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of March 31, 2017 and December 31, 2016, the non-controlling interest holds 35% ownership interest in Telkomselwhich is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

        Summarized statements of financial position

	March 31, 2017	December 31, 2016
Current assets	33,938	28,818
Non-current assets	58,867	60,963
Current liabilities	(24,154)	(21,891)
Non-current liabilities	(8,549)	(8,520)
Total equity	60,102	59,370
Attributable to:
Equity holders of parent company	39,068	38,592
Non-controlling interest	21,033	20,778

      Summarized statements of profit or loss and other comprehensive income

	2017	2016
Revenues	22,300	20,217
Operating expenses	(12,385)	(11,513)
Other income	280	-
Profit before income tax	10,195	8,704
Income tax expense - net	(2,471)	(2,108)
Profit for the year from continuing operations	7,724	6,596
Other comprehensive income (expenses) - net	-	-
Net comprehensive income for the year	7,724	6,596
Attributable to non-controlling interest	2,703	2,308
Dividend paid to non-controlling interest	7,036	7,810

      Summarized statements of cash flows

	2017	2016
Operating activities	12,620	12,854
Investing activities	(2,764)	(2,274)
Financing activities	(6,920)	(268)
Net increase in cash and cash equivalents	2,936	10,312

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

18.CAPITAL STOCK

	March 31, 2017
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	6.600.041.280	6.67	330
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40.850.775.748	41.24	2,043
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

	December 31, 2016
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,000,589,980	7.07	350
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40,450,227,048	40.84	2,023
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Companywith respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.  ADDITIONAL PAID-IN CAPITAL

	March 31, 2017	December 31, 2016
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 20)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 20)	544	544
Difference in value arising from restructuring transactions between entities under common control	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares under the treasury stock plan phase IV (Note 20)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	4,931	4,931

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of March 31, 2017 and December 31, 2016, the accumulated development of the related infrastructure amounting to Rp537 billion, respectively.

20.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	March 31, 2017			December 31, 2016
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	1,737,779,800	1.72	2,541	2,601,779,800	2.58	3,804
Sale of treasury stock	-	-	-	(864,000,000)	(0.86)	(1,263)
Ending balance	1,737,779,800	1.72	2,541	1,737,779,800	1.72	2,541

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  TREASURY STOCK (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become:(i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital(Note 19).

On June 13, 2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split)of treasury stock phase II with fair value amounting to Rp2,541 billion(net of related coststo sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

21.  OTHER EQUITY

	March 31, 2017	December 31, 2016
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	53	38
Transalation adjustment	493	503
Difference due to acquisition of non controlling interests in subsidiaries	(637)	(637)
Other equity components	49	49
Total	344	339

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.  REVENUES

	2017	2016
Telephone revenues
Cellular
Usage charges	9,612	8,818
Monthly subscription charges	7	107
	9,619	8,925
Usage charges	891	1,032
Monthly subscription charges	814	822
Call center	75	69
Others	86	22
	1,866	1,945
Total telephone revenues	11,485	10,870
Interconnection revenues	1,270	1,082
Data, internet, and information technology service revenues
Celullar internet and data	8,094	6,313
Internet, data communication and information technology services	4,424	3,711
Short Messaging Services (“SMS”)	3,376	3,957
Pay TV	320	249
Others	79	28
Total data, internet, and information technology service revenues	16,293	14,258
Network revenues	302	290
Other revenues
Sales of handset	371	370
CPE and terminal	396	60
Telecommunication tower leases	183	178
Call center service	144	137
E-payment	129	48
E-health	111	54
Others	338	195
Total other revenues	1,672	1,042
Total revenues	31,022	27,542

The detail of net revenues received by the Group from agency relationshipsfor the three month periods ended March 31, 2017 and 2016 are as follows:

	2017	2016
Gross revenues	8,351	6,521
Compensation to value added service providers	(257)	(208)
Net revenues	8,094	6,313

      Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

23.  PERSONNEL EXPENSES

      The breakdown of personnel expenses is as follows:

	2017	2016
Salaries and related benefits	1,740	1,616
Vacation pay, incentives and other benefits	886	1,106
Pension benefit cost (Note 29)	217	176
Net periodic post-employment health care benefit cost (Note 29)	76	45
Long Service Awards (“LSA”) expense (Note 30)	30	27
Other employee benefit cost (Note 29)	16	12
Other post-employment benefit cost (Note 29)	11	12
Others	1	5
Total	2,977	2,999

Refer to Note 31 for details of related party transactions.

24.  OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2017	2016
Operation and maintenance	4,303	4,308
Radio frequency usage charges (Notes 34c.i and 34c.ii)	1,006	966
Leased lines and CPE	672	498
Cost of IT services	635	355
Concession fees and USO charges	547	527
Cost of handset sold (Note 6)	365	367
Electricity, gas and water	240	249
Cost of SIM cards and vouchers (Note 6)	216	110
Tower leases	101	96
Vehicles rental and supporting facilities	90	71
Others	123	104
Total	8,298	7,651

      Refer to Note 31 for details of related party transactions.

25. GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expenses is as follows:

	2017	2016
Provision for impairment of receivables (Note 5d)	479	(207)
General expenses	268	404
Travelling	111	80
Training, education and recruitment	109	70
Meeting	60	41
Professional fees	56	177
Collection expenses	33	52
Social contribution	44	3
Others	66	81
Total	1,226	701

      Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION

a.   Claims for tax refund

	March 31, 2017	December 31, 2016
The Company
Value Added Tax (“VAT”) (Note 26e.i)	335	335
Corporate income tax	473	473
Subsidiaries
Corporate income tax	318	66
VAT	836	1,146
Total claims for tax refund	1,962	2,020
Current portion	(684)	(592)
Non-currentportion	1,278	1,428

b.   Prepaid taxes

	March 31, 2017	December 31, 2016
The Company
Income tax
Article 19 - Revaluation of fixed assets (Note 26f)	538	538
VAT	1,160	1,075
Subsidiaries
Corporate income tax	227	62
VAT	1,840	1,639
Income tax
Article 23 - Withholding tax on services	104	52
Total prepaid taxes	3,869	3,366
Current portion	(2,531)	(2,138)
Non-currentportion	1,338	1,228

c.   Taxes payable

	March 31, 2017	December 31,2016
The Company
Income taxes
Article 4 (2) - Final tax	12	29
Article 21 - Individual income tax	44	141
Article 22 - Withholding tax on goods delivery and imports	3	2
Article 23 - Withholding tax on services	26	42
Article 25 - Installment of corporate income tax	17	-
Article 26 - Withholding tax on non-resident income	1	136
Article 29 –Withholding Corporate income tax	237	-
VAT
VAT as Tax Collector	290	297
	630	647

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

c.     Taxes payable (continued)

	2017	2016
Subsidiaries
Income taxes
Article 4 (2) - Final tax	55	63
Article 21 - Individual income tax	69	121
Article 22 - Withholding tax on goods delivery and imports	1	2
Article 23 - Withholding tax on services	78	93
Article 25 - Installment of corporate income tax	643	136
Article 26 - Withholding tax on non-resident income	263	16
Article 29 - Corporate income tax	1,790	1,100
VAT	786	776
	3,685	2,307
Total	4,315	2,954

d.   The components of income tax expense (benefit) are as follows:

	2017	2016
Current
The Company	366	306
Subsidiaries	2,625	2,301
	2,991	2,607
Deferred
The Company	(33)	(99)
Subsidiaries	(10)	(85)
	(43)	(184)
Net income tax expense	2,948	2,423

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2017	2016
Profit before income tax	12,324	9,316
Less: income subject to final tax - net	(421)	(131)
	11,903	9,185
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	2,381	1,837
Difference in applicable statutory tax rate for subsidiaries	514	438
Non-deductible expenses	61	55
Final income tax expense	27	56
Others	(35)	37
Net income tax expense - net	2,948	2,423

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.        TAXATION (continued)

d.    The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the year ended December 31, 2016 and 2015 is as follows:

	2017	2016
Profit before income tax	12,324	9,316
Add back consolidation eliminations	5,935	4,507
Consolidated profit before income tax and eliminations	17,719	13,823
Less: profit before income tax of the subsidiaries	(10,932)	(8,683)
Profit before income tax attributable to the Company	6,787	5,140
Less: income subject to final tax	(98)	(!50)
	6,689	4,990
Temporary differences:
Provision for personnel expenses	236	523
Net periodic pension and other post-retirement benefits costs	59	51
Deferred installation fee	(15)	(2)
Depreciation and gain on sale of property and equipment	(528)	(271)
Provision for onerous contracts	-	430
Finance leases	1	1
Provision for impairment and trade receivables written-off	374	(255)
Other provisions	40	32
Net temporary differences	167	509
Permanent differences:
Employee benefits	54	60
Net periodic post-retirement health care benefit costs	76	45
Donations	37	18
Equity in net income of associates and subsidiaries	(5,298)	(4,513)
Others	38	302
Net permanent differences	(5,093)	(4,088)
Taxable income of the Company	1,763	1,411
Current corporate income tax expense	353	282
Final income tax expense	13	24
Total current income tax expense of the Company	366	306
Current income tax expense of the subsidiaries	2,625	2,301
Total current income tax expense	2,991	2,607

Tax Law No. 36/2008 with implementing rules under Government Regulation No. 56/2015stipulates a reduction of 5% from the maximum rate applicable to qualifying listed companies,for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting years ended December 31, 2014, 2015and 2016, the Company has reduced the applicable tax rate by 5%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

d.    The components of income tax expense (benefit) are as follows (continued):

TheCompany applied the tax rate of 20% for the years ended December 31, 2014, 2015 and 2016. The subsidiaries applied the tax rate of 25% for the years ended December 31, 2014, 2015 and 2016.

e.   Tax assessment

(i)   The Company

In November 2013, the Company received tax underpayment assessmentletters  (“SKPKBs”) No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period January toSeptember and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its objection to the Tax Authorities.The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letters Nos. 2498 to 2504 and 2541 to 2543/WPJ.19/2014dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. The Companyhas filedan appeal to the Tax Court on the rejectionofits objectiontothe assessmentof VAT InterconnectionNo.Tel. 59/KU000/COP-10000000/2015 toNo.Tel. 68/KU000/COP-10000000/2015dated March 12, 2015.As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company was assessed VAT underpayment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporateincome tax underpayment assessment amounting to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the VAT underpayment amounting toRp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion(including penalty of Rp58 billion) isrecognized as claim for tax refund. The Company filedonJanuary 7, 2015 an objection on the 2011 VATInterconnection assessmentto theTax Authorities.The Tax Authorities rejected the Company’s objectionthrough its decrees Nos. 1907 to 1914 dated October 20, 2015 for the tax period January to August 2011, Nos. 2026 to 2028 dated November 2, 2015 for the tax period October to December 2011 and No. 2642/WPJ.19/2015 dated December 29, 2015 for the tax period September 2011. On January 20, 2016, the Company filed an appeal to the Tax Court on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26. TAXATION (continued)

e.   Tax assessment (continued)

(i)   The Company (continued)

Subsequently, the Company has received Tax Court’s acceptance No. 81994/PP/M.XIA/16/2017 to No. 82005/PP/M.XIA/16/2017 dated March 20, 2017 regarding objection on the assessment of VAT goods and services for tax period January to December 2011. The result was, for tax period January, September, October, November and December, international incoming call interconnection service is subject to VAT and included in Export Taxable Services that subject to 0% tariff rate. Meanwhile for tax period February to August 2011, the Company’s request was rejected due to non-fulfillment of formal stipulation in requesting an appeal.

The Company received a letter from the Tax Authorities No.Pemb-00427/WPJ.19/KP.0405/RIK.SIS/2015 dated June 29, 2015 regarding Field Tax Audit Notification for the tax period January to December2014.On April 20, 2016, the Company received tax over payment letter No. 00022/406/14/093/16 for the over payment of income tax for fiscal year 2014 amounting to Rp51.5 billion.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. The Company received SKPKBs as a result of the tax audit. Based on the letters, the Company was assessed underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), VAT underpayment on taxable services from outside the Indonesia customs territory amounting to Rp1.2 billion (including penalty of Rp392 million), and VAT underpayment on tax collected amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received tax collection letter (“STP”) for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment assessment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment assessment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment assessment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4(2) underpayment assessment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment assessment amounting to Rp197.6 billion (including penalty of Rp64 billion).

The Company has agreed to the recalculation of input tax credit on incoming interconnection services amounting to Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the consolidated statement of profit or loss and other comprehensive income. The Company filed an objection against the remaining assessments on November 16, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

e.   Tax assessment (continued)

(i)   The Company (continued)

The Company received a letter from the Tax Authorities dated August 23, 2016 regarding Field Tax Audit Notification for the tax period January to December 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit process is still ongoing.

(ii)    Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the Supreme Court (“SC”). On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. Telkomsel filed a contra-appeal to the SC on September 14, 2016.

On April 21, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of Rp8.4 billion). In May 2010, Telkomsel filed a contra-appeal to the SC.

In July 2016, the verdict on the case has been announced in the SC website in favor of the Tax Authorities. Although Telkomsel has not received the official written verdict from the SC, for conservatism purpose, the tax penalty of Rp8.4 billionhas been charged to profit or loss. The income tax of Rp421 billion will not become an additional tax expense as such corporate income tax is creditable against Telkomsel’s income tax liability.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC.

In July 2016, conservatively, Telkomsel recognized the tax penalty of Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax Court accepted Telkomsel’s appeal.On May 13, 2015, Telkomsel received the refund for VAT amounting to Rp290.6 billion. On June 24, 2015, the Tax Authorities filed a judicial review request to the SC.On May 2, 2016, Telkomsel received a notification from the Tax Court regarding the judicial review. Subsequently, on May 27, 2016 Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

e.   Tax assessment (continued)

(ii)    Telkomsel(continued)

On November 7, 2014, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2011 by the Tax Authorities. According to the letters, Telkomsel is liable for the underpayment of corporate income tax, value added tax and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. In  December 2014, Telkomsel accepted the assessment of Rp7.8 billion for the underpayment of corporate income tax, Rp1 billion for the underpayment of VAT and Rp2.2 billion for the underpayment of withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. In December 2014, Telkomsel paid the assessments and filed objection letters to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion) and VAT of Rp1.9 billion (including penalty of Rp670 million). In November and December 2015, Telkomsel received the rejection letters from the Tax Authorities for corporate income tax of Rp250 billion and VAT of Rp1.4 billion. The remaining amount of Rp250 million was charged to the 2015 statement of profit or loss and other comprehensive income.

In August 2015, Telkomsel received a letter from the Tax Authorities confirming that towers should be classified as building and depreciated for 20 years. This letter is based on a specific tax ruling on fiscal depreciation of towers issued in July 2015. Subsequently, part of the claim for basic income tax refund has been reclassified to deferred tax liabilities while the penalty was charged to the 2015 profit or loss amounting to Rp125.5 billion and Rp60 billion, respectively.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).

On February 6, 2017, the Company received the Tax Court’s verdict for VAT cases of Rp1.2 billion in favor of the Company.

On March 2, 2017 the Company received the Tax Court’s Verdict for the 2011 underpayment of CIT which partially accepted the Company’s appeal amounting to Rp247.6 billion. Therefore, the amount of claim for tax refund increase fromRp48 billion to Rp248 billion.

On July 28, 2016, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014. As of the date of approval and authorization for issuance of these consolidated financial statements, the tax audit is still in progress.

f.    Tax incentives

InDecember 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMKNo. 29/PMK.03/2016.In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted toDGTduring the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

f.    Tax incentives (continued)

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company. The Company planned to submit the related KJPP report in two phases, where KJPP reports Phase 1 and Phase 2 will be submitted before December 31, 2016 and December 31, 2017, respectively. Consequently, the Company expects to be eligible for 3% tax rate for Phase 1 report and 6% tax rate for Phase 2.

On October 28, 2016, the Company submitted KJPP report (Phase 1) reporting a revaluation increment of Rp7,078 billion. On November 10, 2016 the DGT through its decision letter No.KEP-580/WPJ.19/2016 approved the Company’s application (Phase 1). In its letter, DGT also affirmed that the related final income tax is Rp212 billion which will be taken from the prepayment of Rp750 billion made by the Company on December 29, 2015.

On December 15, 2016, the Company submitted its fixed assets revaluation application for Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,961 billion with estimated final income tax of Rp538 billion which will be taken from the prepayment of Rp750 billion made by the Company on December 29, 2015. In accordance with the regulation, the Company is required to submit the fixed assets revaluation assessed by KJPP on December 31, 2017 at the latest in order to be eligible for 6% tax rate. As of the date of approval and authorization for issuance of these consolidated financial statements, the fixed assets revaluation assessment from KJPP is still on-going.

A deductible temporary difference arose on this fixed assets revaluation for tax purposes since the tax base of the fixed assets is higher than their carrying amount. The deductible temporary difference results in a deferred tax asset since the economic benefits will flow to the Company in a form of reduction of taxable income in the future periods when the assets are recovered.

In 2016, the Company recognized deferred tax assets amounting to Rp1,415 billion on the revaluation increment on fixed assets, as approved by the DGT.

g.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December31,2016	(Charged)credited toprofit or loss	(Charged)credited toothercomprehensiveincome	Reclassification	March 31, 2017
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	563	12	-	-	575
Provision for impairment of receivables	388	75	-	-	463
Provision for employee benefits	209	47	-	-	256
Deferred installation fee	75	(3)	-	-	72
Accrued expenses and provision for inventory obsolescence	69	1	-	-	70
Finance leases	1	-	-	-	1
Total deferred tax assets	1,305	132	-	-	1,437
Deferred tax liabilities:
Difference between accounting and tax propertyand equipment net carrying value	(772)	(93)	-	-	(865)
Valuation of long-term investment	(11)	-	-	-	(11)
Land rights, intangible assets and others	(11)	7	-	-	(4)
Total deferred tax assets	(794)	(86)	-	-	(880)
Net deferred tax assets (liabilities) of the Company	511	46	-	-	557

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

g.   Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

	December31,2016	(Charged)credited toprofit or loss	(Charged)credited toothercomprehensiveincome	Reclassification	March 31, 2017
Telkomsel
Deferred tax assets:
Provision for employee benefits	478	17	-	-	495
Provision for impairment of receivables	143	23	-	-	166
Total deferred tax assets	621	40	-	-	661
Deferred tax liabilities:
Finance leases	(549)	(42)	-	-	(591)
Difference between accounting and tax property and equipment net carrying value	(482)	9	-	(125)	(598)
License amortization	(48)	(1)	-	-	(49)
Total deferred tax liabilities	(1,079)	(34)	-	(125)	(1,238)
Net deferred tax liabilities of Telkomsel	(458)	6	-	(125)	(577)
Net deferred tax liabilities of the other subsidiaries	(287)	(41)	-	-	(328)
Total deferred tax liabilities – net	(745)	(35)	-	-	(780)
Net deferred tax assets of the other subsidiaries	258	32	-	-	290
Total deferred tax assets – net	769	78	-	(125)	722

	December31,2015	(Charged)credited toprofit or loss	(Charged)credited toothercomprehensiveincome	(Charged)credited toequity	December 31, 2016
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	335	102	126	-	563
Provision for impairment of receivables	429	(41)	-	-	388
Provision for employee benefits	97	112	-	-	209
Deferred installation fee	65	10	-	-	75
Accrued expenses and provision for inventory obsolescence	211	(142)	-	-	69
Finance leases	69	(68)	-	-	1
Total deferred tax assets	1,206	(27)	126	-	1,305
Deferred tax liabilities:
Difference between accounting and tax propertyand equipment net carrying value	(1,597)	825	-	-	(772)
Valuation of long-term investment	(45)	34	-	-	(11)
Land rights, intangible assets and others	(23)	12	-	-	(11)
Total deferred tax assets	(1,665)	871	-	-	(794)
Net deferred tax assets (liabilities) of the Company	(459)	844	126	-	511
Telkomsel
Deferred tax assets:
Provision for employee benefits	349	55	74	-	478
Provision for impairment of receivables	138	5	-	-	143
Total deferred tax assets	487	60	74	-	621
Deferred tax liabilities:
Finance leases	(385)	(164)	-	-	(549)
Difference between accounting and tax property and equipment net carrying value	(1,395)	913	-	-	(482)
License amortization	(52)	4	-	-	(48)
Total deferred tax liabilities	(1,832)	753	-	-	(1,079)
Net deferred tax liabilities of Telkomsel	(1,345)	813	74	-	(458)
Net deferred tax liabilities of the other subsidiaries	(306)	14	5	-	(287)
Total deferred tax liabilities – net	(2,110)	1,286	79	-	(745)
Net deferred tax assets of the other subsidiaries	201	50	3	4	258
Total deferred tax assets – net	201	435	129	4	769

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

g.   Deferred tax assets and liabilities (continued)

As of March 31, 2017 and December31, 2016, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized wereRp35,298 billion and Rp34,568 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability of generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it may be reduced if actual future taxable income is lower than estimates.

h.   Administration

From 2008 to 2016, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31,2016, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136-PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

27.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp6,688 billion and Rp4,587 billion by the weighted average number of shares outstanding during the period totaling  99,062,216,600 shares and 98,175,853,600 shares after stock split for three months period ended March 31, 2017 and2016, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp67.51and Rp46.72 (in full amount) for the three month periodsended March 31, 2017 and 2016, respectively.

The Company does not have potentially dilutive financial investments for the three month periods endedMarch 31, 2017 and 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

28. CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 50 dated April 22, 2016 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86 per share) and Rp1,549 billion (Rp15.77 per share), respectively. On May26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

On December 27, 2016, the Company had paid an interim dividend amounting to Rp1,920 billion or totalling Rp19.38 per share.

      Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of March 31, 2017 and December 31, 2016 and 2015 amounting to Rp15,337 billion, respectively.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

      The details of pension and other post-employment benefit liabilities are as follows:

	Notes	March 31, 2017	December 31, 2016
Prepaid pension benefit cost
The Company - funded	29a.i.a	102	197
MDM		1	1
Infomedia		1	1
Total		104	199
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - unfunded	29a.i.b	2,475	2,507
Telkomsel	29a.ii	1,255	1,193
Patrakom		0	0
Sub-total pension benefit		3,730	3,700
Net periodic post-employment health care benefit	29b	1,668	1,592
Other post-employment benefit	29c	498	502
Obligation under the Labor Law	29d	346	332
Total		6,242	6,126

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The breakdown of the net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2017	2016
Pension benefit cost
The Company- funded	29a.i.a	95	61
The Company- unfunded	29a.i.b	60	70
Telkomsel	29a.ii	62	56
MDM		-	-
Infomedia		-	-
Patrakom		-	-
Total pension benefit cost	23	217	187
Net periodic post-employment health care benefit cost	23,29b	76	-
Other post-employment benefit cost	23,29c	11	46
Obligation under the Labor Law	23,29d	16	12
Total		320	245

a.  Pension benefit costs

                i.   The Company

a. Funded pension plan

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the years ended December 31, 2014, 2015 and 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.          PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

              i.  The Company (continued)

a. Funded pension plan (continued)

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of March 31, 2017 and December 31, 2016, under the defined benefit pension plan:

	March 31, 2017	December 31, 2016
Changes in projected pensionbenefit obligations
Projected pension benefit obligations at beginning of year	18,849	16,505
Charged to profit or loss:
Service costs	84	363
Past service cost - plan amendments	-	245
Interest costs	365	1,444
Pension plan participants’ contributions	11	44
Actuarial (gain) losses	623	1,680
Pension benefits paid	(305)	(1,432)
Settlement	-	-
Projected pension benefit obligations at end of year	19,627	18,849
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	19,046	17,834
Interest income	369	1,458
Return on plan assets (excluding amount included in net interest expense)	623	1,188
Pension plan participants’ contributions	11	44
Pension benefits paid	(305)	(1,432)
Plan administration cost	(15)	(46)
Fair value of pension plan assets at end of period	19,729	19,046
Funded status	102	197
Effect of asset ceiling	-	-
Prepaid pension benefit cost	102	197

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

                i.  The Company (continued)

a.    Funded pension plan (continued)

As of March 31, 2017 and December 31, 2016, plan assetsconsist of:

	March 31, 2017		December 31, 2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,386	-	1,064	-
Equity instruments
Finance	1,039	-	1,039	-
Consumer goods	1,238	-	1,206	-
Infrastructure, utilities andtransportation	579	-	536	-
Construction, property and real estate	482	-	577	-
Basic industry and chemical	130	-	130	-
Trading, service and investment	292	-	216	-
Mining	64	-	62	-
Agriculture	65	-	71	-
Miscellaneous industries	370	-	361	-
Equity-based mutual fund	1,291	-	1,296	-
Fixed income instruments
Corporate bonds	-	3,978	-	3,817
Government bonds	8,157	-	7,978	-
Mutual funds	30	-	30	-
Non-public equity:
Direct placement	-	174	-	174
Property	-	187	-	188
Others	-	268	-	301

Total	15,123	4,607	14,566	4,480

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp402 billion and Rp395 billion, representing 2.04% and 2.07% of total plan assets as of March 31, 2017 and December 31, 2016, respectively, and bonds issued by the Company withfair value totalling Rp327 billion and Rp311 billion representing 1.66% and 1.63% of total plan assets as of March 31, 2017 and December 31, 2016, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.        PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

                i.   The Company (continued)

a.  Funded pension plan (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp978 billion and Rp2,600billionfor the three month periods ended March 31, 2017 and for the year ended December 31, 2016, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2016, Dapen’s FSR is above 105%. Therefore, the Company does not expect to contribute to the defined benefit pension plan in 2017.

Based on the Company policy issued on July 1, 2014 regarding Pension Regulation by “Dana PensiunTelkom”, there is an increase in monthly benefits given to the pensioners, widow/widower or the children of participants who stopped working before the end of June 2002.

During 2015, the Company made settlements to pensioners, widow/widower or the children of participants who have monthly pension benefits under Rp1,500,000 and chose to withdraw their pension benefits in lump sum.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dana Pensiun Telkom, widow/widower or the children of participants who enrolled before April 20, 1992, will receive increase in monthly pension benefits from 60% to 75% of pension benefits received by the pensioners which became effective starting from January 1, 2016. In addition, the Company provided other benefits to enhance the pensioners’ welfare which were provided only in 2016. Such other benefitsconsist of Rp6 million per month to pension beneficiaries who retired before end of June 2002 and other benefit of Rp3 million per month to pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

The movements of the prepaid pension benefit cost during the three month periods ended March 31, 2017 and for the year ended December 31, 2016are as follows:

	March 31, 2017	December 31, 2016
Prepaid pension benefit cost at beginning of year	197	1,329
Net periodic pension benefit cost	(95)	(640)
Actuarial gain (losses) recognized in OCI	(623)	(1,680)
Asset ceiling recognized in OCI	-	-
Return on plan assets (excluding amount included in net interest expense)	623	1,188
Prepaid pension benefitcost at end of year	102	197

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

                 i.  The Company (continued)

a.  Fundedpension plan (continued)

The components of net periodic cost for the three month periods ended March 31, 2017 and 2016are as follows:

	2017	2016
Service costs	84	80
Past service cost - plan amendments	-	-
Plan administration cost	15	12
Net interest cost	(4)	(31)
Settlement	-	-
Net periodic pension benefit cost	95	61
Amount charged to subsidiaries under contractual agreements	-	-
Net periodic pension benefit cost	95	61

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial losses recognized during the year due to	623	895
Effect of asset ceiling	-	-
Return on plan assets (excluding amount included in net interest expense)	(623)	(895)
Net	-	-

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated March 13, 2015, February 25, 2016 and February 22, 2017, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016 are as follows:

	2016	2015
Discount rate	8.00%	9.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b. Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is providedto employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp3 billion and Rp9 billion for the three month periods ended March 31, 2017 and for the years ended December 31, 2016, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS(continued)

a.  Pension benefit costs (continued)

                 i.  The Company (continued)

b.     Unfunded pension plan (continued)

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”).MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiunor “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the three month periods ended March 31, 2017 and for the year endedDecember 31, 2016:

	March 31, 2017	Deceember 31, 2016
Unfunded projected pension benefit obligations at beginning of year	2,507	2,500
Service costs	13	64
Interest costs	47	215
Actuarial losses recognized in OCI	-	119
Benefits paid by employer	(92)	(391)
Unfunded projected pension benefit obligations at end of period	2,475	2,507

The components of total periodic pension benefit cost for the three month periods ended March 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	13	16
Net interest costs	47	54
Total	60	70

               Amounts recognized in OCI amounted to RpNil billion as of March 31, 2017 and 2016, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

                i.    The Company (continued)

b.    Unfunded pension plan (continued)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated March 13, 2015, February 25, 2016 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	7.75% - 8.00%	9.00%
Rate of compensation increases	6.10% - 8.00%	varies
Indonesian mortality table	2011	2011

      ii   Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to RpNil billionand Rp83 billionfor the three month periods ended March 31, 2017 and for the year ended December 31, 2016, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the three month periods ended March 31, 2017 and for theyearended December 31, 2016, under Telkomsel’s defined benefit pension plan:

	March 31, 2017	December 31, 2016
Changes in projected pensionbenefit obligation
Projected pension benefit obligation at beginning of year	2,034	1,415
Charged to profit or loss:
Service costs	37	107
Net interest costs	43	130
Actuarial (gain) losses recognized in OCI	-	392
Benefits paid	-	(10)
Projected pension benefit obligation at end of year	2,114	2,034
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	841	612
Interest income in profit or loss	18	56
Return on plan assets (excluding amount included in net interest expense)	-	100
Employer’s contributions	-	83
Benefits paid	-	(10)
Fair value of plan assets at end ofyear	859	841
Funded status	(1,255)	(1,193)
Provision for pension benefit cost	(1,255)	(1,193)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

                ii.   Telkomsel (continued)

Movements of the pension benefit obligationfor the three month periods ended March 31, 2017 and for theyears ended December 31, 2016:

	March 31, 2017	December 31, 2016
Provision for pension benefit cost at beginning of year	1,193	803
Periodic pension benefit cost	62	181
Actuarial (gain) losses recognized in OCI	-	392
Return on plan assets (excluding amount included in net interest expense)	-	(100)
Employer contributions	-	(83)
Provision for pension benefit cost at end of year	1,255	1,193

The components of the periodic pension benefit cost for the three month periods ended March 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	37	27
Net interest cost	25	29
Total periodic pension benefit cost	62	56

Amounts recognized in OCI amounted to RpNil billion as of March 31, 2017 and 2016, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated February 5, 2015, February 12, 2016 and February 7, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016, are as follows:

	2016	2015
Discount rate	8.25%	9.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefitcost

The Company provides post-employment health care benefits toall of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company make contribution to the plan for the three month periods ended March 31, 2017 and for the year ended December 31, 2016 amounting to Rp19 billion and Rpnil, respectively.

The following table presents the changes in projected post-employment health care benefit provision, change in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Changes in projected post-employment health carebenefit provision
Projected post-employment health care benefit obligation at beginning of year	13,357	10,942
Charged to profit or loss:
Service costs	-	9
Net interest cost	279	994
Actuarial losses	618	1,828
Post-employment health care benefits paid	(121)	(416)
Projected post-employment health care benefit provision at end of year	14,133	13,357
Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	11,765	10,824
Interest income	245	982
Return on plan assets (excluding amount includedin net interest expense)	618	519
Post-employmenthealth care benefits paid	(121)	(416)
Administrative expense paid	(42)	(144)
Fair value of plan assets at end ofyear	12,465	11,765
Funded status	(1,668)	1,592
Provision for post-employment health care benefit	(1,668)	1,592

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefitcost(continued)

As of March 31, 2017 and December 31, 2016, plan assets consists of:

	March 31, 2017		December 31, 2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	931	-	894	-
Equity instruments:
Manufacturing & consumer	754	-	754	-
Finance industries	609	-	540	-
Construction	317	-	351	-
Infrastructure and telecommunication	310	-	245	-
Wholesale	91	-	101	-
Mining	27	-	27	-
Other Industries:
Services	25	-	17	-
Agriculture	36	-	44	-
Biotechnology and Pharma Industry	72	-	6	-
Others	2	-	2	-
Equity-based mutual funds	1,290	-	1,311	-
Fixed income instruments:
Fixed income mutual funds	7,486	-	7,241	-
Unlisted shares:
Private placement	-	244	-	232
Others	-	271	-	-
Total	11,950	515	11,533	232

Yakes plan assets also includeSeries B shares issued by the Company with fair value totalling Rp178 billion and Rp217 billion, representing 1,46% and 1.84% of total plan assets as of March 31, 2017 and December 31, 2016, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp821 billion and Rp1,357 billion for the three month periods ended March 31, 2017 and for the year ended December 31, 2016, respectively.

The movements of the projected post-employment health care benefit obligation for the three month periods ended March 31, 2017 and for the year ended December 31, 2016 are as follows:

	March 31, 2017	December 31, 2016
Projected post-employment health carebenefit obligations at beginning of year	1,592	118
Net periodic post-employment health carebenefit	76	165
Actuarial losses (gain) recognized in OCI	618	1,828
Return on plan assets (after deducting the value which is included in net interest expense)	(618)	(519)
Projected post-employment health carebenefit obligation - net	1,668	1,592

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefitcost(continued)

The components of net periodic post-employment health care benefit cost for the three month periods ended March 31, 2017 and 2016are as follows:

	2017	2016
Service costs	-	2
Plan administration cost	42	41
Net interest cost	34	3
Periodic post-employment health care benefit cost	76	46
Amount charged to subsidiariesunder contractual agreement	-	-
Net periodic post-employment health care benefitcost less cost charged to subsidiaries	76	46

The amounts recognized inOCI are as follows:

	2017	2016
Actuarial (losses) gain recognized at beginning of year	618	496
Return on plan assets (after deducting the value which is included in net interest expense)	(618)	(496)
Net	-	-

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2014, 2015 and 2016, with reports datedMarch13, 2015, February 25, 2016 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016 are as follows:

	2016	2015
Discount rate	8.50%	9.25%
Health care costs trend rate assumed for the next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2017	2016
Indonesian mortality table	2011	2011

c.  Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhaktior “BPP”).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits provisions (continued)

The movements of the unfunded projected other post-employment benefit obligations for the three month periods ended March 31, 2017 and for the year ended December 31, 2016 are as follows:

	March 31, 2017	December 31, 2016
Unfunded projected benefit obligations at beginning of year	502	497
Charged to profit or loss:
Service costs	2	7
Net interest cost	9	41
Actuarial losses recognized in OCI	-	20
Benefits paid by employer	(15)	(63)
Provision for other post-employment benefits	498	502

The components of the projected other post-employment benefit cost for the three month periods ended March 31, 2017 and 2016are as follows:

	2017	2016
Service costs	2	2
Net interest costs	9	10
Total	11	12

Amounts recognized in OCI amounted to RpNil billion as of March 31, 2017 and 2016, respectively.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2014, 2015 and 2016, with reports datedMarch13, 2015, February 25, 2016and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016, are as follows:

	2016	2015
Discount rate	7.75%	9.00%
Indonesian mortality table	2011	2011

      d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. The total related obligation recognized as of March31, 2017 and December 31, 2016 amounted to Rp346billion andRp332 billion, respectively.The related employee benefits cost charged to expense amounted to Rp16 billion and Rp12 billionfor the three month periods ended March 31, 2017 and 2016, respectively (Note 23). The actuarial losses recognized in OCI amounted toRp16 billion and Rp33 billion for the three month periods ended March 31, 2017 and 2016, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

      e.   Maturity Profile of Defined Benefit Obligation (“DBO”)

     The timing of benefits payments and weighted average duration of DBO for 2016 are as follows (in billions of Rupiah):

	Expected Benefits Payment
	The Company		Telkomsel	Post-employment health care benefits	Other post-employmentbenefits
Time Period	Funded	Unfunded
Within next 10 years	16,583	2,822	1,653	6,152	563
Within 10-20 years	20,052	263	6,257	8,401	139
Within 20-30 years	17,289	29	5,758	8,648	47
Within 30-40 years	11,827	5	936	6,711	3
Within 40-50 years	2,872	-	-	2,986	-
Within 50-60 years	238	-	-	245	-
Within 60-70 years	9	-	-	1	-
Within 70-80 years	-	-	-	-	-
Weighted average duration of DBO	9.15 years	4.33 years	11.33 years	13.81 years	3.62years

f.      Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded	(1,644)	1,937	400	(413)
Unfunded	(67)	72	69	(69)
Telkomsel	(112)	121	120	(112)
Post-employment health care benefits	(1,633)	1,991	2,152	(1,785)
Other post-employment benefits	(16)	17	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

30.  LSA PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSAare either paid at the time the employees reach certain yearsof employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method,amounted to Rp614 billion and Rp613 billion as of March 31, 2017 and December 31, 2016, respectively. The related benefit costs charged to expense amounted to Rp30 billion and Rp27 billion for the three month periods ended March 31, 2017 and2016, respectively(Note 23).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.  RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, othertelecommunication service revenues, financeincome, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, othertelecommunication servicesrevenues, operating expenses and purchase of property andequipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues,interconnection expenses, telecommunicationfacilities usage expenses, operating andmaintenance expenses, usage of data communication network system expenses

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenues, network service revenues, leased lines expenses, and usage of communication network system expenses
Indosat Mega Media	Entity under common control	Network service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Pegadaian	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Garuda Indonesia Tbk	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues,other telecommunication service revenues, interconnection revenues, network revenues and interconnection expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Satellite insurance expenses and vehicle insurance expenses
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction services
PT Waskita Karya Tbk (“Waskita”)	Entity under common control	Purchase of materials and construction services
INTI	Entity under common control	Purchase of property and equipment and construction services
LEN	Entity under common control	Purchase of property and equipment and construction services
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Sarana Multi Infrastruktur	Entity under common control	Finance costs
CSM	Associated company	Satelite transponder usage revenues, network service revenues and transmission lease expenses
Indonusa	Associated company	Network service revenues and data communication expenses
PT Poin Multi Media Nusantara (“POIN”)	Associated company	Purchase of handset
Yakes	Other related entities	Medical expenses
Koperasi Pegawai Telkom(“Kopegtel”)	Other related entities

Purchase of property and equipment construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles,and purchases of materials and constructionservice, maintenance and cleaning serviceexpenses, and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Other related entities	Leases of buildings expenses, leases of vehicles expenses, purchase of materials and construction services, utilities of maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher and purchase ofpropertyand equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Interconnection revenues, network service revenues, installation expenses, maintenance expenses, and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entities	Purchase of property and equipment
Directors and commissioners	Key management personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of March 31, 2017, the Group recorded impairment of receivables from related parties of Rp(88) billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties

The following are significant transactions with related parties:

	2017		2016
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder Government	53	0.17	32	0.12
Entities under common control
Indosat	392	1.26	269	0.98
BRI	77	0.25	48	0.17
Bank Mandiri	34	0.11	47	0.17
BTN	36	0.12	25	0.09
Pertamina	35	0.11	24	0.09
Others	280	0.89	161	0.59
Sub-total	854	2.74	574	2.09
Others	17	0.05	132	0.48
Total	924	2.96	738	2.69

	2017		2016
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
PLN	394	2.08	149	0.85
Indosat	212	1.12	238	1.37
Jasindo	67	0.35	62	0.36
Others	12	0.06	32	0.19
Sub-total	685	3.60	481	2.77
Other related entities
Kisel	518	2.73	180	1.04
Kopegtel	108	0.57	115	0.67
Yakes	39	0.21	41	0.24
Others	31	0.15	-	0.00
Sub-total	696	3.66	336	1.95
Others	35	0.18	72	0.42
Total	1,416	7.44	889	5.14

	2017		2016
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Entity under common control
State-owned banks	185	42.82	230	46.09
Others	1	0.23	1	0.20
Total	186	43.05	231	46.29

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017		2016
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
Government	66	10.71	17	2.21
Entity under common control
State-owned banks	782	126.95	312	40.52
Total	848	137.66	329	42.73

	2017		2016
	Amount	% of total purchases	Amount	% of total purchases
PURCHASES OF PROPERTY AND EQUIPMENTS (Note 9)
Entity under common control
INTI	157	2.59	4	0.07
LEN	67	1.10	-	0.00
Sub-total	224	3.69	4	0.07
Others	41	0.68	83	1.45
Total	265	4.37	87	1.52

;	2017		2016
	Amount	% of total revenues	Amount	% of total revenues
DISTRIBUTION OF SIM CARD AND VOUCHER
Other related entities
Kisel	1,068	3.44	1,094	3.97
Gratika	96	0.31	103	0.37
Tiphone	932	3.00	-	0.00
Total	2,096	6.75	1,197	4.34

		March 31, 2017		December 31, 2016
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	20,689	11.03	17,477	9.73
b.	Other current financial assets (Note 4)	1,190	0.63	1,204	0.67
c.	Trade receivables - net (Note 5)	1,970	1.05	894	0.50
d.	Advances and prepaid expenses (Note 7)	15	0.01	93	0.05
e.	Advances and other non -current assets (Note 10)	455	0.24	310	0.17

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.   RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

		March 31, 2017		December 31, 2016
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 12)
	Entities under common control
	INTI	719	0.96	625	0.84
	Indosat	291	0.39	275	0.37
	LEN	158	0.96	137	0.18
	State-owned enterprises	70	0.09	60	0.08
	Sub-total	1,238	2.40	1,097	1.47
	Other related entities
	Kopegtel	95	0.13	170	0.23
	Yakes	47	0.06	47	0.06
	Others	66	0.09	85	0.11
	Sub-total	208	0.28	302	0.40
	Others	45	0.06	148	0.21
	Total	1,491	2.74	1,547	2.08
g.	Accrued expenses (Note 13)
	Majority stockholder
	Government	19	0.03	12	0.02
	Entities under common control
	State-owned enterprises	132	0.18	127	0.17
	State-owned banks	36	0.05	52	0.07
	Subtotal	168	0.23	179	0.24
	Other related entities
	Kisel	215	0.29	118	0.16
	Others	5	0.01	5	0.01
	Total	407	0.56	314	0.43
h.	Advances from customers and suppliers
	Majority stockholder
	Government	19	0.03	19	0.03
	Entities under common control
	PLN	-	0.00	12	0.02
	Total	19	0.03	31	0.05

		March 31, 2017		December 31, 2016
		Amount	% of total liabilities	Amount	% of total liabilities
i.	Short-term bank loans (Note 15)	133	0.18	143	0.19
j.	Two-step loans (Note 16a)	1,282	1.71	1,292	1.74
k.	Long-term bank loans (Note 16c)	6,977	9.29	6,325	8.54
l.	Other borrowing (Note 16d)	697	0.93	697	0.94

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 16a).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

     The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

     The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking overthe activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2007.

     Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

     The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.  Others

     The Company has entered into agreements with CSMand Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.  RELATED PARTY TRANSACTIONS (continued)

d.   Remuneration of The Board of Commissioners and Key Management Personel

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2017		2016
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	45	0.24	146	0.84
Board of Commissioners	14	0.07	44	0.25

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32.   OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach. The change in the way of managing the Company’s business portfolios and the change in the Company's organizational structure led management, as the Company's Chief Operation Decision Maker, to change the presentation of the Group’s segment information previously presented in the consolidated financial statements for the three month period ended March 31, 2016. Accordingly, the segment financial information in the consolidated financial statements for the three month period ended March 31, 2016 has been restated to conform with the presentation of segment information in the consolidated financial statements for the three month period ended March 31, 2017.

The Group has five main operating segments, namely mobile, consumer, enterprise, wholesale and international business (“WIB”), and others. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to companies and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Others segment comprises multiple segments that do not meet the disclosure requirements for a reportable segment including building management services and digital services.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.   OPERATING SEGMENT (continued)

	2017
	Mobile	Consumer	Enterprise	WIB	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	21,554	2,636	5,056	1,660	116	31,022	-	31,022
Inter-segment revenues	745	963	4,435	4,411	712	11,266	(11,266)	-
Total segment revenues	22,299	3,599	9,491	6,071	828	42,288	(11,266)	31,022
Expenses
External expenses	(8,970)	(2,242)	(4,537)	(2,145)	(637)	(18,531)	-	(18,531)
Inter-segment expenses	(3,432)	(1,167)	(4,112)	(2,507)	(185)	(11,403)	11,403	-
Total segment expenses	(12,402)	(3,409)	(8,649)	(4,652)	(822)	(29,934)	11,403	(18,531)
Segment results	9,897	190	842	1,419	6	12,354	137	12,491
Other information
Capital expenditures	(3,102)	(1,502)	(751)	(665)	(46)	(6,066)	-	(6,066)
Depreciation and amortization	(3,161)	(700)	(422)	(461)	(29)	(4,773)	-	(4,773)
Provision recognized in current period	(92)	(97)	(227)	(61)	(2)	(479)	-	(479)

	2016
	Mobile	Consumer	Enterprise	WIB	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	19,578	2,399	4,053	1,209	303	27,542	-	27,542
Inter-segment revenues	629	187	844	3,473	437	5,570	(5,570)	-
Total segment revenues	20,207	2,586	4,897	4,682	740	33,112	(5,570)	27,542
Expenses
External expenses	(7,138)	(2,090)	(5,070)	(1,967)	(1,705)	(17,970)	-	(17,970)
Inter-segment expenses	(2,929)	(474)	(457)	(1,689)	-	(5,549)	5,549	-
Total segment expenses	(10,067)	(2,564)	(5,527)	(3,656)	(1,705)	(23,519)	5,549	(17,970)
Segment results	10,140	22	(630)	1,026	(965)	9,593	(21)	9,572
Other information
Capital expenditures	(2,823)	(1,720)	(258)	(811)	(105)	(5,717)	-	(5,717)
Depreciation and amortization	(3,101)	(542)	(130)	(206)	(426)	(4,405)	-	(4,405)
Provision recognized in current period	(23)	35	97	101	(3)	207	-	207

Geographic information:

	2017	2016
External revenues
Indonesia	30,455	27,043
Foreign countries	567	499
Total	31,022	27,542

The revenue information above is based on the location of the customers.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.   OPERATING SEGMENT (continued)

	March 31, 2017	December 31, 2016
Non-current operating assets
Indonesia	116,315	115,216
Foreign countries	2,344	2,371
Total	118,659	117,587

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

33.TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

·         Activation fee

·         Monthly subscription charges

·         Usage charges

·         Additional facilities fee.

b.    Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

·         Basic telephony services tariff

·         Roaming tariff, and/or

·         Multimedia services tariff

            with the following traffic structure:

·         Activation fee

·         Monthly subscription charges

·         Usage charges

·         Additional facilities fee.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 andNo. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

d.    Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

      The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of March 31, 2017, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	7,035
U.S. dollar	296	3,944
Euro	0.16	2
Total		10,981

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation agreement of WIFI CISCO
The Company and Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
The Company and PT Huawei Tech Investment	October23, 2014	Procurement and installation of Access Point Indonesia WIFI Platform Huawei
The Company and PT ZTE Indonesia	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform ZTE
The Company and PT Sarana Global Indonesia	December 31, 2015	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-Tanjung Balai Karimun, Larantuka-Kabalahi-Atambua
The Company and Space System/Loral, LLC	February 29, 2016	Procurement of Telkom 4 Satellite System
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Radio IP Backhaul Node-B Telkomsel Platform NEC
The Company and PT Mastersystem Infotama	October 24, 2016	Procurement of Expand IP Backbone 2016
The Company and Space Exploration Technologies Corp	November 3, 2016	Launch services agreement of Telkom 4 Satellite System
The Company and PT ZTE Indonesia	December 15, 2016	Procurement agreement for STB Platform ZTE
The Company and PT ZTE Indonesia	December 15, 2016	Procurement agreement for ONT Retail Platform ZTE
The Company, PT Sigma Cipta Caraka, PT Graha Sarana Duta and PT Huawei Tech Investment	December 29, 2016	Agreement establishing IOC-N

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
Telkomsel and PT Dimension Data Indonesia	May 25, 2016	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence RAN Transport Rollout

                 iii.    GSD

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Structure and main contractor architecture services agreement for construction of Telkom Landmark Tower building

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.    Borrowings and other credit facilities

(i)     As of March 31, 2017, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
				Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2018	Rp	-	40
			US$	0	0
BNI	500	March 31, 2018	Rp	-	71
			US$	0	1
Bank Mandiri	300	December 23, 2017	Rp	-	71
			US$	0	1
Total	1,150				184

(ii)     Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities with SCB, Jakarta. The facilities expire on July 31, 2017. Under these facilities, as of December 31, 2016, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.5 million) for a 3G performance bond (Note 33c.i). The bank guarantee is valid until March 24, 2016.As of the date of approval and authorization for the issuance of the consolidated financial statements, the bank guarantee has not been extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on September 25, 2017. Under this facility, as of December  31, 2016, Telkomsel has issued a bank guarantee of Rp443 billion (equivalent to US$33 million) as payment for commitment guarantee for annual right of usage fee valid until March 31, 2017 and Rp20 billion (equivalent to US$1.5million) for a 3G performance guarantee valid until May 31, 2017. As of the date of approval and authorization for issuance of these consolidated financial statements, the extension of the facility is still in process.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2017.

Telkomsel has also a Rp100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2017. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp52 billion (Note 34c.iv).

(iii)   TII has a US$15 million bank guarantee from Bank Mandiri. The facility will expire on December 18, 2017. The outstanding bank guarantee facility as ofDecember 31, 2016 amounting to US$10 million.

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(i)     3G license (continued)

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to (continued):

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)    Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first to fifth year annual frequency usage fees for 2010 to 2014.

Based on Decision letter No. 983 issued in 2015, the MoCI determined that the sixth year (Y6), 2015 annual frequency usage fee of Telkomsel was Rp 2,398 billion. The fee was paid in December 2015.

On July 6, 2015, Telkomsel received Decision Letter No.644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz,900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

Conditional Business Transfer Agreement (“CBTA”)

In order to maximize business opportunities within the group synergy, the Company restructured its fixed wireless business unit by transferring its fixed wireless business and subscribers to Telkomsel.  On June 27, 2014, the Company signed a CBTA with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 4,9b,31).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since the date the Decision Letter was issued.

During the transition period, the Company is still able to use the radio frequency spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz at the latest until December 14, 2015. Based on MoCI Decision letter No. 807/KOMINFO/OJ-SOPI.4/SP.03.03/10/2016 dated October 13, 2016,  the migration process of frequency spectrum of 800 MHz has been completed and Telkomsel is able to use the frequency spectrum nationwide. Accordingly, the Company and Telkomsel agreed that the CBTA has been completed on October 21, 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iii) Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2017 and 2026. Periods maybe extended based on the agreement by both parties.

   Future minimum lease payments/receivables under non-cancelable operating lease agreements as of March 31, 2017 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	29,716	3,937	14,528	11,251
As lessor	2,395	918	1,270	207

The future minimum lease payments/receivables include payments from non-lease elements in the arrangement.

In connection with the restructuring of its fixed wireless business (Note 33c.ii), the Company is undertaking a negotiation to early terminate its operating lease arrangements, and has recorded provisions for early termination amounting to Rp202 billion and Rp666 billion which are presented as “Other Expense” in 2016 and 2015, respectively. As of March 31, 2017, outstanding provisions for early termination has been fully paid.

The total of minimum lease payment as mentioned above includes lease agreements with telecommunication tower provider services used for the flexi fixed wireless business.

(iv) USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. The change in the regulation stipulates, among other things, the exclusion and technical requirements of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No. 03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process byBalai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No.18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv)  USO (continued)

a.    The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatra, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BPPPTI to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. On September 22, 2016, BANI decided that BPPPTI should pay the underpayment to the Company for USO-PLIK and USO-MPLIK project amounting to Rp127 billion and Rp342 billion, respectively.

As of the date of the issuance of these consolidated financial statements, the Company has received payment from BPPPTI amounting to Rp278 billion.

b.    Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide and operate telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwidth.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(iv) USO (continued)

b. Telkomsel (continued)

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1-13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for1, 2 and 3 packages with a total price of Rp261 billion.

On March 31, 2014, the USO program for packages 1,2,3,6and 7 wereceased. As of September 18, 2014, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the overpayment by BPPPTI for the USO program amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the overpayment in December 2015. On October 29, 2015, BPPPTI informed that operational license for USO program of “Desa Pinter” could not be issued. In January 2016, Telkomsel filed an arbitration claim to BANI for terminating the USO program.

On February 20, 2017, BANI decided that BPPPTI have to pay for services to Desa Pinter services to Telkomsel amounted to Rp74 miliar.

As of March 31, 2017 and December 31, 2016, the Company’s and Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp178 billion, respectively(Note 5).

35.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendant monopolistic practice and unfair business competition and SMS cartel practices.

The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (Komisi Pengawasan Persaingan Usaha or “KPPU”) for allegations of SMS cartel practices. On June 17, 2008, in case No. 26/KPPU-L/2007, the Company, Telkomsel and seven other local operators were investigated. As a result of the investigations, KPPU stated that the Company, Telkomsel and five other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Seven other local operators also filed an appeal in various courts. In relation to the case, the KPPU requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.On May 27, 2015,the Central Jakarta District Court in case No. 03/KPPU/208/PN.JKT.PST decided that the Company, Telkomsel and seven other local operators won the case.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  CONTINGENCIES (continued)

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices.OnFebruary 29, 2016, the SC in case No. 9 K/Pdt.Sus-KPPU/2016 decided on the case in favor of KPPU, therefore the Company and Telkomsel have to pay the penalty charged by KPPU amounting to Rp18 billion and Rp25 billion, respectively. Based on management’s estimate of the probable outcomes of this matter, the Group and Telkomsel have recognized provision for losses amounting to Rp18 billion and Rp25 billion, respectively.The Company and Telkomsel have paid the penalty to the treasury fund in January 2017.

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      Assets and liabilities denominated in foreign currencies are as follows:

	March 31, 2017
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	194,09	5,99	15,60	2.793
Other current financial assets	6,74	-	0,55	96
Trade receivables
Related parties	3,03	-		40
Third parties	91,90	-	2,81	1.262
Other receivables	0,55	-	0,10	10
Advances and other non-current assets	4,09	-	0,06	57
Total assets	300,4	5,99	19,12	4.258
Liabilities
Trade payables
Related parties	(0,14)	-	-	(2)
Third parties	(100,42)	(5,86)	(3,81)	(1.390)
Other payables	(6,02)	-	(0,72)	(90)
Accrued expenses	(42,69)	(65,68)	(0,21)	(579)
Advances from customers and suppliers	(0,48)	-	-	(6)
Current maturities of long-term liabilities	(10,73)	(767,90)	-	(234)
Long-term liabilities - net of current maturities	(57,46)	(5.375,28)	-	(1.407)
Total liabilities	(217,94)	(6.214,72)	(4,74)	(3.708)
Assets (liabilities) - net	82,46	(6.208,73)	14,38	550

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	December 31, 2016
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	204.34	5.99	20.94	3,032
Other current financial assets	8.81	-	0.35	122
Trade receivables
Related parties	0	-	0	0
Third parties	106.70	-	3.88	1,488
Other receivables	0.44	-	0.10	7
Advances and other non-current assets	4.09	-	-	56
Total assets	324.38	5.99	25.27	4,705
Liabilities
Trade payables
Related parties	(0.18)	-	(0.01)	(2)
Third parties	(163.09)	(4.83)	(6.21)	(2,246)
Other payables	(5.40)	-	(1.18)	(88)
Accrued expenses	(27.99)	(20.96)	(0.18)	(381)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term liabilities	(10.88)	(767.90)	-	(235)
Promissory notes	(0.10)	-	-	(1)
Long-term liabilities - net of current maturities	(64.14)	(5,375.28)	-	(1,482)
Total liabilities	(272.26)	(6,168.97)	(7.58)	(4,442)
Assets (liabilities) - net	52.12	(6,162.98)	17.69	263

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of March 31, 2017 using the exchange rates onApril 19, 2017, the unrealized foreign exchange lossamounted to Rp20 billion.

37.  FINANCIAL RISK MANAGEMENT

1.     Fair value of financial assets and financial liabilities

a.     Classification

                           i.    Financial asset

	March 31, 2017	December 31, 2016
Financial assets at fair valuethrough profit or loss
Derivative asset – put option		-
Loans and receivables
Cash and cash equivalents	33,699	29,767
Trade and other receivables, net	9,555	7,900
Other current financial assets	329	313
Other non-current assets	262	210
Available-for-sale financial assets
Available-for-sale investment	1,145	1,158
Total financial asset	44,990	39,348

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

a.   Classification (continued)

                          ii.    Financial liabilites

	March 31, 2017	December 31, 2016
Financial liabilities measuredat amortized cost
Trade and other payables	12,595	13,690
Accrued expenses	12,567	11,283
Interest-bearing loans and other borrowings
Short-term bank loans	914	911
Two-step loans	1,282	1,292
Bonds and notes	9,322	9,323
Long-term bank loans	15,646	15,566
Obligation under finance lease	3,922	4,010
Other borrowings	697	697
Total financial liabilities	56,945	56,772

b.    Fair Value

			Fair value measurement at reporting date using
March 31, 2017	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-saleinvestment	1,145	1,145	1,074	71	-
Total	1,145	1,145	1,074	71	-
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,282	1,306	-	-	1,306
Bonds and notes	9,322	10,095	9,754	-	341
Long-term bank loans	15,646	15,458	-	-	15,458
Obligation under finance lease	3,922	3,922	-	-	3,922
Other borrowings	697	695	-	-	695
Total	30,869	31,476	9,754	-	21,722

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

b.    Fair Value (continued)

			Fair value measurement at reporting date using
December 31, 2016	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-saleinvestment	1,158	1,158	1,058	100	-
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,292	1,312	-	-	1,312
Bonds and notes	9,323	9,684	9,342	-	342
Long-term bank loans	15,566	15,404	-	-	15,404
Obligation under finance lease	4,010	4,010	-	-	4,010
Other borrowings	697	689	-	-	689
Total	30,888	31,099	9,342	-	21,757

Available-for-sale financial assets primarily consist of mutual funds, and corporate and government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

      Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations. As the put option is subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investment is limited, this investment is therefore classified within level 3 of the fair value hierarchy.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of March 31, 2017 and 2016 are as follows:

	2017	2016
Beginning balance	-	172
Unrealized loss recognized in the consolidated statements of profit or loss and other comprehensive income	-	-
Ending balance	-	172

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

c.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)    The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant;

(ii)   The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows;

(i)     Available-for-sale financial assets primarily consist of mutual funds, corporate and government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(iii)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price

The fair value estimates are inherently judgmental and involve various limitations, including:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

      2.   Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

a.      Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

a.     Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	March 31, 2017		December 31, 2016
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.29	0.01	0.32	0.01
Financial liabilities	(0.22)	(6.23)	(0.27)	(6.17)
Net exposure	0.07	(6.22)	0.05	(6.16)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the Rupiah at March 31, 2017would have (decreased)/ increased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
March 31, 2017
U.S. dollar (1% strengthening)	9
Japanese yen (5% strengthening)	(36)

A weakening of the U.S.dollar and Japanese yen against the rupiah at March 31, 2017 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

      The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

      As of March 31, 2017, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Groupprimarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.        FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

c.   Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	March 31, 2017	December 31, 2016
Fixed rate borrowings	(16,181)	(16,383)
Variable rate borrowings	(15,591)	(15,416)

Sensitivity analysis for variable rate borrowings

As ofMarch 31, 2017, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp38.5 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.    Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	March 31, 2017	December 31, 2016
Cash and cash equivalents	33,699	29,767
Other current financial assets	1,474	1,471
Trade and other receivables	9,555	7,900
Other non-current assets	262	210
Total	44,990	39,348

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance department inaccordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivablebalance exceeds 6% of trade receivables as of March 31, 2017.

Management is confident in its ability to continue to control and sustain minimal exposure to thecustomer credit risk given that the Group hasrecognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

e.     Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meetthe Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	2017	2018	2019	2020	2021 and thereafter
March 31, 2017
Trade and other payables	12,595	(12,595)	(12,595)	-	-	-	-
Accrued expenses	12,567	(12,567)	(12,567)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	16,560	(20,279)	(5,836)	(4,651)	(2,949)	(2,774)	(4,069)
Bonds and notes	9,322	(19,436)	(967)	(789)	(1,133)	(3,000)	(13,547)
Obligations under finance leases	3,922	(5,002)	(992)	(693)	(818)	(787)	(1,712)
Two-step loans	1,282	(1,472)	(281)	(210)	(219)	(211)	(551)
Other borrowings	697	(997)	(66)	(102)	(164)	(153)	(512)
Total	56,945	(72,348)	(33,304)	(6,445)	(5,283)	(6,925)	(20,391)

	Carrying amount	Contractual cash flows	2017	2018	2019	2020	2021 and thereafter
December 31, 2016
Trade and other payables	13,690	(13,690)	(13,690)	-	-	-	-
Accrued expenses	11,283	(11,283)	(11,283)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	16,477	(20,421)	(5,875)	(5,635)	(2,883)	(2,565)	(3,463)
Bonds and notes	9,323	(19,670)	(969)	(967)	(1,187)	(3,000)	(13,547)
Obligations under finance leases	4,010	(5,160)	(987)	(892)	(816)	(771)	(1,694)
Two-step loans	1,292	(1,487)	(279)	(244)	(216)	(209)	(539)
Other borrowings	697	(1,007)	(60)	(118)	(164)	(153)	(512)
Total	56,772	(72,718)	(33,143)	(7,856)	(5,266)	(6,698)	(19,755)

The difference between the carrying amount and the contractual cash flows is interest value.The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	March 31, 2017		December 31, 2016
	Amount	Portion	Amount	Portion
Short-term debts	914	0.74%	911	0.78%
Long-term debts	30,886	25.14%	30,888	26.59%
Total debts	31,800	25.88%	31,799	27.37%
Equity attributable to owners of the parent company	91,077	74.12%	84,384	72.63%
Total	122,877	100%	116,183	100%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of March 31, 2017 and December 31, 2016 is as follows:

	March 31, 2017	December 31, 2016
Total interest-bearing debts	31,800	31,799
Less: cash and cash equivalents	(33,699)	(29,767)
Net debts	(1,899)	2,032
Total equity attributable to owners of the parent company	91,077	84,384
Net debt-to-equity ratio	(2.09% )	2.41%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders.For the three month periods ended March 31, 2017 and for the year ended December 31, 2016,the Group has complied with the externally imposed capital requirements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk ANDSUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods Ended March 31, 2017 and 2016 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.  SUPPLEMENTAL CASH FLOWS INFORMATION

   The non-cash investing activities for thethree months periods ended March 31, 2017 and 2016 are as follows:

	2017	2016
Acquisition of property and equipment:
Credited to trade payables	5,268	4.885
Credited to obligations under finance leases	169	164
Interest capitalization	99	-
Acquisition of intangible assets:
Credited to trade payables	22	-